SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2005

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: May 17, 2005	By:	/s/ Lu Yiping
	Name:	Lu Yiping
	Title:	Chairman

To: Business Editor

[For Immediate Release]

Shanghai Petrochemical Announces 2005 First Quarterly Results

Net Profit Increases 46% to RMB1,075 Million

Hong Kong, April 28, 2005 … Sinopec Shanghai Petrochemical Company Limited (HKEx: 338; SSE: 600688; NYSE: SHI) today announced its unaudited first quarterly results for the three months ended March 31, 2005 of the Company and its subsidiaries (the “Group”). In accordance with PRC Accounting Standards, during the first quarter of 2005, the Group’s income from principal operations amounted to RMB10,651 million, an increase of 27.24% as compared to the same period of the previous year. Net profit amounted to RMB1,075 million, an increase of 46.03% as compared to the same period of the previous year.

Mr. Lu Yiping, Chairman of the Company, said, “The Group recorded good first quarterly results mainly because during January to March, the international crude oil prices sustained at a high level and domestic demand for petrochemical products remained strong, thereby causing the sale prices of the Group’s major products to increase as compared to the previous year.”

During the first quarter of 2005, the Group’s sales of synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products amounted to RMB1,194 million, RMB3,450 million, RMB1,830 million and RMB3,585 million, respectively. The consolidated average sale prices for the above products increased by 16.77%, 27.28%, 55.00% and 11.68%, respectively. However, with the effect of increasing crude oil prices, the Group’s unit cost of crude oil processed also increased by 25.83% to RMB2,569.59 per ton.

Looking forward, Mr. Lu Yiping said, “The world economy is continuing to improve, and the PRC economy should continue its upward trend in the current growth cycle. The continued development of the global as well as the domestic economy should bring attractive opportunities to the development of the petrochemical industry. The Company will fully capitalize on the prevailing excellent business and operation environment, with a view to obtaining once again outstanding operating results and strive for enhancing the overall operating quality of its production system.”

… /2

Shanghai Petrochemical Announces 2005 First Quarterly Results …p.2

Shanghai Petrochemical is one of the largest petrochemical companies in the PRC and was one of the first Chinese companies to make a global securities offering. Located in Jinshan District in the southwest of Shanghai, it is a highly integrated petrochemical complex which processes crude oil into a broad range of products in synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum categories.

***

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the PRC economy may not grow at the same rate in future periods as it has in the last several years, or at all, including as a result of the PRC government’s macro-economic control measures to curb over- heating; uncertainty as to global economic growth in future periods; the risk that prices of the Company’s raw materials, particularly crude oil, will continue to increase; not be able to raise its prices accordingly which would adversely affect the Company’s profitability; the risk that new marketing and sales strategies may not be effective; the risk that fluctuations in demand for the Company’s products may cause the Company to either over-invest or under-invest in production capacity in one or more of its four major product categories; the risk that investments in new technologies and development cycles may not produce the benefits anticipated by management; the risk that the trading price of the Company’s shares may decrease for a variety of reasons, some of which may be beyond the control of management; competition in the Company’s existing and potential markets; and other risks outlined in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update this forward-looking information, except as required under applicable law.

- END -

Encl.: Consolidated Income Statement (unaudited)

For further information, please contact:

Ms. Christy Lai / Ms. Sally Wong

Rikes Communications Limited

Tel: (852) 2520 2201

Fax: (852) 2520 2241

… /3

Shanghai Petrochemical Announces 2005 First Quarterly Results …p.3

Sinopec Shanghai Petrochemical Company Limited

Consolidated Income Statement (unaudited)

(Prepared under PRC Accounting Rules and Regulations)

	For the three months ended March 31
	2005	2004
	RMB’000	RMB’000
Income from principal operations	10,650,504	8,370,356
Less: Cost of sales	(8,555,226)	(6,776,008)
Sales taxes and surcharges	(173,600)	(162,019)

Profit from principal operations	1,921,678	1,432,329
Add: Profit from other operations	36,498	18,407
Less: Selling expenses	(104,656)	(119,014)
Administrative expenses	(296,081)	(287,820)
Financial expenses	(68,299)	(91,919)

Profit from operations	1,489,140	951,983
Add: Investment (loss) / income	(125,417)	4,589
Non-operating income	1,256	3,551
Less: Non-operating expenses	(55,901)	(69,256)

Total profit	1,309,078	890,867
Less: Income tax	(216,469)	(133,962)
Minority interests	(17,317)	(20,545)

Net profit	1,075,292	736,360

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

2005 First Quarterly Report

This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1 IMPORTANT INFORMATION

1.1 The board of directors of Sinopec Shanghai Petrochemical Company Limited (the “Company”) and its directors collectively and individually accept full responsibility for the authenticity, accuracy and completeness of the information contained in this report and confirm that the report does not contain any false or misleading information, or has any material omissions.

1.2 Mr. Liu Wenlong, director, did not attend the meeting due to business trip and he has authorized Mr. Lu Yiping, Chairman, to vote on his behalf.

1.3 The financial statements of the Company’s first quarterly report have not been audited.

1.4 Mr. Lu Yiping, Chairman of the Company, Mr. Han Zhihao, Director and Chief Financial Officer, overseeing accounting operations and Mr. Hua Xin, Finance Manager in charge of the Accounting Department make representation in respect of the authenticity and completeness of the financial statements contained in this quarterly report.

2 BASIC INFORMATION OF THE COMPANY

2.1 Basic information

Stock Abbreviation (A shares)
Stock code (A shares)	600688
Stock Abbreviation (H shares)
Stock code (H shares)	338
Stock Abbreviation (ADRs)	SHI
	Company Secretary	Securities Respresentative
Name	Zhang Jingming	Tang Weizhong
Address	48 Jinyi Road Jinshan District Shanghai, PRC	Suite B, 28/F Huamin Empire Plaza 728 West Yan’an Road Shanghai, PRC
Telepone	86-21-57943143/52377880	86-21-52377880
Fax	86-21-57940050/52375091	86-21-52375091
E-mail	spc @spc.com.cn	tom @spc.com.cn

2.2 Financial information

2.2.1 Major accounting data and financial indicators

Currency: RMB

	As at the end of the reporting period	As at the end of the previous financial year	Increase / (decrease) (%)
Total assets (RMB’000)	29,490,335	28,757,089	2.55
Shareholders’ equity (excluding minority interests) (RMB’000)	19,977,573	18,902,281	5.69
Net assets value per share (RMB)	2.775	2.625	5.71
Adjusted net assets value per share (RMB)	2.772	2.623	5.68

	The reporting period	From the beginning of the financial year to the end of the reporting period	Increacse / (decrease) (%)
Net cash flow from operating activities (RMB’000)	1,427,589	1,427,589	209.77
Earnings per share (RMB)	0.149	0.149	46.08
Return on net assets (%)	5.38	5.38	18.76
Return on net assets excluding non-recurring items (%)	5.65	5.65	15.78

Non-recuring items	Amount (RMB’000)
Profit and loss on disposal of assets other than the Company’s product	8,948
Non-operating income and expenses other than provision for impairment loss on assets	54,645
Written back of provision for impairment of the previous years	(123)
Income tax effect	(9,521)
Total	53,949

2.2.2 Income Statements

RMB’000 (Unaudited)

Item	January to March 2005		January to March 2004
	The Group	The Company	The Group	The Company
1. Income from principal operations	10,650,504	9,588,838	8,370,356	7,620,877
Less: Cost of sales	8,555,226	7,639,113	6,776,008	6,197,444
Business taxes and surcharges	173,600	171,711	162,019	160,338
2. Profit from principal operations	1,921,678	1,778,014	1,432,329	1,263,095
Add: Profit from other operations	36,498	27,174	18,407	7,608
Less: Selling expenses	104,656	81,038	119,014	94,992
Administrative expenses	296,081	248,305	287,820	238,222
Financial expenses	68,299	61,912	91,919	75,912
3. Income from operations	1,489,140	1,413,933	951,983	861,577
Add: Investment (loss) / income	(125,417)	(84,562)	4,589	60,203
Non-operating income	1,256	1,154	3,551	199
Less: Non-operating expenses	55,901	54,468	69,256	67,048
4. Total profit	1,309,078	1,276,057	890,867	854,931
Less: Income Tax	216,469	200,765	133,962	118,571
Minority interests	17,317	—	20,545	—
5. Net profit	1,075,292	1,075,292	736,360	736,360
Add: Undistributed profits at the beginning of the period	4,649,907	4,649,907	2,048,896	2,048,896
6. Distributable profits	5,725,199	5,725,199	2,785,256	2,785,256

2.3 Number of shareholders at the end of the reporting period and top ten shareholders

Unit: share

Number of shareholders at the end of the reporting period	160,163
Top ten shareholders of shares in circulation

Rank Name	Number of shares in circulation held at end of the reporting period	Type of shares (A, B, H or others)
HKSCC (Nominees) Ltd.	1,916,992,857	H
Hong Kong & Shanghai Banking Corporation (Nominees) Limited	355,796,000	H
Xinhe Securities Investment Fund	27,158,673	A
Commercial Bank of China - Shang Zheng 50 Jiao Yi Xing Kai Fang Shi Index Securities Investment Fund	19,798,355	A
Bank of Communications - Yifangda 50 Index Securities Investment Fund	16,947,828	A
Xinghua Securities Investment Fund	16,527,900	A
China Merchants Bank Co., Ltd. - Zhong Xin Jing Dian Pei Zhi Securities Investment Fund	15,560,885	A
Yulong Securities Investment Fund	14,673,049	A
103 National Social Seucrity Fund	14,178,727	A
Hong Kong & Shanghai Banking Corpoation (Nominees) Limited	10,388,000	H

3. MANAGEMENT DISCUSSION AND ANALYSIS

3.1 Overview and brief analysis of the Group’s operating activities during the reporting period

The Group’s income from principal operations for January to March 2005 amounted to RMB10,651 million, an increase of 27.24% as compared to the corresponding period of the previous year. Sales of synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products amounted to RMB1,194 million, RMB3,450 million, RMB1,830 million and RMB3,585 million, respectively. The Group’s net profit for the period amounted to RMB1,075 million, a 46.03% increase as compared to the corresponding period of the previous year.

During January to March 2005, international crude oil prices sustained at a high level and domestic demand for petrochemical products remained strong, causing the selling prices of the Group’s major products to increase to various degrees as compared to the previous year. During the reporting period, the Group processed 2,277,500 tons (of which 148,700 tons were on sub-contracted basis) crude oil, representing a decrease of 41,700 tons as compared to the corresponding period of the previous year. Unit cost of crude oil processed amounted to RMB 2,569.59 per ton, an increase of 25.83% as compared to the corresponding period of the previous year. Weighted average selling prices of the Group’s synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products increased by 16.77%, 27.28%, 55.00% and 11.68%, respectively, as compared to the corresponding period of the previous year.

3.1.1 Principal operations and products accounting for 10% or more of income from principal operations or gross profit from principal operations

RMB’000 (Unaudited)

Segment	Income from principal operations	Cost of sales	Gross profit margin (%)
Synthetic fibres	1,193,948	996,259	16.56
Resins and plastics	3,449,948	2,459,991	28.69
Intermediate petrochemicals	1,829,930	1,184,710	35.26
Petroleum products	3,584,549	3,371,375	5.95
Others	592,129	542,891	8.32
Including: connected transactions	3,682,350	3,373,110	8.40

3.1.2 Profit structure during the reporting period (reasons for significant proportion changes in profit from principal operations, profit from other operations, expenses for the period, investment income and net non-operating expenses over total profit as compared to the previous reporting period)

During the reporting period, the Group’s investment income dropped substantially mainly because the Company’s associated company, Shanghai Secco Petrochemical Company Limited, was completed and in commissioning in the first quarter. In accordance with PRC Accounting Rules and Regulations, the pre-operating expenses of the associated company should be recognized as expenses in one lumpsum in the month of commencement of operation. Therefore, the Group has booked the investment loss of RMB136 million for the project in accordance with the relevant percentage of equity.

4. Appendix

Balance Sheet

31st March 2005

RMB’000 (Unaudited)

	At the end of the period		At the beginning of the year
Item	The Group	The Company	The Group	The Company
Assets
Current assets
Cash at bank and in hand	1,847,535	1,267,236	1,694,500	1,163,399
Bills receivable	1,667,322	1,472,240	1,708,792	1,556,250
Trade debtors	898,508	665,700	602,597	449,810
Other debtors	658,775	660,876	619,281	729,750
Advance payments	346,991	315,445	260,736	186,284
Inventories	4,183,593	3,664,819	3,727,749	3,216,615
Total current assets	9,602,724	8,046,316	8,613,655	7,302,108

Long-term investments
Long-term equity investments	2,478,992	4,070,755	2,615,350	4,104,456

Fixed assets
Fixed assets, at cost	33,279,899	29,356,926	32,904,209	28,983,520
Less: Accumulated depreciation	16,579,839	14,712,504	16,164,713	14,348,615
Fixed assets net book value	16,700,060	14,644,422	16,739,496	14,634,905
Less: Provision for impairment loss on fixed assets	58,945	58,945	58,945	58,945
Net book value	16,641,115	14,585,477	16,680,551	14,575,960
Construction materials	16,252	16,252	20,226	20,226
Construction in progress	690,758	622,934	763,450	708,089
Total fixed assets	17,348,125	15,224,663	17,464,227	15,304,275

Intangible assets	19,052	19,052	22,415	22,415

Deferred tax assets	41,442	40,154	41,442	40,154

Total assets	29,490,335	27,400,940	28,757,089	26,773,408
Liabilities and Shareholder’s equity
Current liabilities
Short-term loans	3,316,941	2,482,035	3,742,727	3,034,556
Bills payable	229,988	42,089	274,000	94,888
Trade creditors	1,304,482	1,048,957	911,940	708,151
Receipt in advances	396,936	372,818	321,869	291,540
Wages payable	56,374	50,112	63,522	58,152
Staff welfare payable	83,174	39,183	77,798	35,909
Taxes payable	317,051	282,863	260,111	228,059
Other creditors	29,797	18,505	17,554	7,226
Other payable	411,732	429,604	484,061	421,971
Accrued expenses	17,869	7,771	21,399	16,839
Current portion of long-term loans	2,123,351	1,984,899	1,257,578	1,114,899
Total current liabilities	8,287,695	6,758,836	7,432,559	6,012,190

Long-term liabilities
Long-term loans	820,208	664,531	2,014,614	1,858,937
Other long-term liabilities	31,673	—	34,551	—
Total long-term liabilities	851,881	664,531	2,049,165	1,858,937

Total liabilities	9,139,576	7,423,367	9,481,724	7,871,127

Minority interests	373,186	—	373,084	—

Shareholder’s equity
Share capital	7,200,000	7,200,000	7,200,000	7,200,000
Capital reserves	2,856,278	2,856,278	2,856,278	2,856,278
Surplus reserves	4,196,096	4,196,096	4,196,096	4,196,096
Including: public welfare fund	1,375,702	1,375,702	1,375,702	1,375,702
Undistributed profits (including: dividend declared after the balance sheet date of RMB1,440,000,000 (2003: approved final dividend of RMB576,000,000))	5,725,199	5,725,199	4,649,907	4,649,907
Total shareholder’s equity	19,977,573	19,977,573	18,902,281	18,902,281

Total liabilities and shareholder’s equity	29,490,335	27,400,940	28,757,089	26,773,408

Cash Flow Statement

January to March 2005

RMB’000 (Unaudited)

Item	The Group	The Company
Cash flows from operating activities:
Cash received from sale of goods and rendering of services	10,716,596	9,777,117
Other cash received relating to operating activities	1,096	994
Sub-total of cash inflows	10,717,692	9,778,111

Cash paid for goods and services	(8,655,517)	(7,781,650)
Cash paid to and on behalf of employees	(259,274)	(178,592)
Income tax paid	(175,475)	(166,546)
Taxes paid other than income tax	(171,942)	(156,894)
Other cash paid related to operating activities	(27,895)	(25,958)
Sub-total of cash outflows	(9,290,103)	(8,309,640)
Net cash flows from operating activities	1,427,589	1,468,471

Cash flows from investing activities:
Cash received from disposal of investments	4,970	—
Maturity of time deposits with financial institutions	2,000	—
Cash received from investment income	7,811	1,408
Cash received from disposal of fixed assets	4,798	4,389
Other cash received relating to investing activities	7,716	6,207
Sub-total of cash inflows	27,295	12,004

Cash paid for acquisition of fixed assets	(413,098)	(389,221)
Cash paid for purchases of investments	(56,115)	(52,269)
Sub-total of cash outflows	(469,213)	(441,490)

Net cash flows from investing activities	(441,918)	(429,486)

Cash flows from financing activities:
Proceeds from borrowings	777,440	501,558
Sub-total of cash inflows	777,440	501,558

Repayments of borrowings	(1,536,362)	(1,378,485)
Cash paid for distribution of dividends and interests	(71,874)	(58,381)
Sub-total of cash outflows	(1,608,236)	(1,436,866)
Nex cash flows from financing activities	(830,796)	(935,308)

Effect of foreign exchange rate changes	160	160

Net increase in cash and cash equivalents	155,035	103,837
Supplimentary Information
(a) Reconciliation of Net Profit to Cash Flow from Operating Activities:
Net profit	1,075,292	1,075,292
Minority interests	17,317	—
Depreciation	433,127	375,315
Financial expense	67,688	61,242
Investment loss	125,417	84,562
Written back of provision for diminution in value of inventories	(4,518)	—
Amortization of intangible assets	3,363	3,363
Increase in inventories	(451,326)	(448,204)
Decrease in operating receivables	(380,190)	(192,167)
Increase in operating payables	541,419	509,068
Net cash flow from operating activities	1,427,589	1,468,471

(b) Net Increase in cash and cash equivalents:
Cash and cash equivalents at the end of the period	1,845,535	1,267,236
Less: Cash and cash equivalents at the beginning of the period	1,690,500	1,163,399
Net increase in cash and cash equivalents	155,035	103,837

Sinopec Shanghai Petrochemical Company Limited
Lu Yiping
Chairman

Shanghai, 28 April 2005

As at the date of this announcement, the executive directors of the Company are Lu Yiping, Rong Guangdao, Du Chonyjun, Han Zhihao, Wu Hajun and Gao Jinping; the non-executive directors of the Company are Liu Wenlong and Zhang Baojian, and the independent non-executive directors of the Company are Gu Chuanxun, Wang Yongshou, Wang Xingyu and Chen Xinyuan.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

CONNECTED TRANSACTION

The 22nd meeting of the 4th session of the Board of Directors was convened on 28 April 2005 during which the Board of Directors considered and approved the execution of the Sale and Purchase Agreement between the Company and Sinopec International.

Pursuant to the Sale and Purchase Agreement, the Company agrees to transfer approximately 12.67% of its equity interest in Jin Shan to Sinopec International at a consideration of RMB10,000,000.

Under the Hong Kong Listing Rules, the Sale and Purchase Agreement is considered to be a connected transaction and subject to reporting and announcement requirements but is exempt from independent shareholders’ approval. The same announcement is also published in Shanghai pursuant to the Shanghai Listing Rules.

The Company and all members of the Board of Directors confirm that the information contained in this announcement is true, accurate and complete, and jointly accept full responsibility for any false statement, misleading representation or material omissions in this announcement.

Introduction

The Board is pleased to announce that it passed a resolution on 28 April 2005 approving the execution and performance of the Sale and Purchase Agreement (this “transaction” or this “connected transaction”).

Pursuant to rule 14A.32 of the Hong Kong Listing Rules, this connected transaction is subject to reporting and announcement requirements but is exempt from independent shareholders’ approval. This announcement is also published in Shanghai pursuant to the Shanghai Listing Rules.

The Sale and Purchase Agreement

On 28 April 2005, the Company entered into the Sale and Purchase Agreement between the Company and Sinopec International.

Pursuant to the Sale and Purchase Agreement, the Company agrees to transfer a 12.67% equity interest in Jin Shan to Sinopec International. The Company intends to retain majority shareholding interest in Jin Shan. Immediately prior to the share transfer, the ownership structure of the Company is set out below:

Immediately before share transfer

Immediately following the share transfer, the, the ownership structure of the Company is set out below:

Immediately after share transfer

Sinochem and Shanghai Overseas are substantial shareholders of Jin Shan. Accordingly, Sinochem and Shanghai Overseas are connected persons of the Company as defined in the Hong Kong Listing Rules.

Immediately following the transaction, the Company’s equity interest in Jin Shan will be reduced from 80% to 67.33%. Jin Shan will continue to be a subsidiary of the Company following this transaction.

Jin Shan is a joint venture company established in October 1981 in the PRC which business comprises the trading, distribution and marketing of imported and locally produced petrochemical products.

Consideration and Value of the share transfer

In consideration for the Company transferring its 12.67% equity interest in Jin Shan to Sinopec International, Sinopec International agrees to pay the Company an amount of RMB10,000,000 in cash (the “Consideration”). According to the Sale and Purchase Agreement, Sinopec International shall pay to the Company the Consideration within 2 months of the Sale and Purchase Agreement.

As at 30 September, 2004, the Company’s 12.67% equity interest was valued on a net asset value basis by China United Assets Appraisal Co., Ltd, a qualified asset appraiser independent from either the Company and Sinopec International, to be worth RMB10,000,000. The consideration for this connected transaction was arrived at based on such valuation.

For the financial year ended 31 December 2003, the net profits, both before and after taxation and extraordinary items, attributable to the Company’s 12.67% equity interest amount to RMB1,857,171 and RMB1,754,314 respectively. For the financial year ended 31 December 2004, the net profits, both before and after taxation and extraordinary items, attributable to the Company’s 12.67% equity interest amount to RMB2,189,498.6 and RMB1,754,567.6 respectively. The original costs of the Company’s investment in Jin Shan attributable to the 12.67% equity interest was RMB8,573,396 based on the net asset value of the Company. The Company is expected to record a gain of RMB1,212,000 as a result of this transaction. The Company intends to use the net proceeds of this transaction as working capital.

Relationship between the Company and Sinopec International

Sinopec International is a wholly-owned subsidiary of Sinopec Group.

Sinopec Corp is a substantial shareholder and the controlling shareholder of the Company. As at 31 March 2005, Sinopec Corp. owned 55.56% of the total equity interest in the Company. Sinopec Corp is in turn owned as to 67.97% of the total equity interest by Sinopec Group.

Accordingly, the Company confirms that, to the best of the Directors’ knowledge, information and belief having made all reasonable enquiry, Sinopec International is a connected person of the Company (as defined in the Hong Kong Listing Rules and Shanghai Listing Rules).

Principal activities of the Company and Sinopec International

The Company is a highly integrated entity which processes crude oil into synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products.

Sinopec International is an integrated energy and chemical company. The principal operations of Sinopec International includes oil refining, petrochemical production and sales and marketing of refined oil products in China. Sinopec International is responsible for the trading, distribution and marketing of Sinopec Group’s products.

Reasons for the Connected Transaction

Trading, distribution and marketing of the Company’s products are important elements in the success of the business of the Company. A stronger trading, distribution and marketing network would give the Company more business opportunities to sell its products.

Jin Shan’s current agency operation is small and its trading, distribution and marketing network is limited to few locations in the PRC. Owing to Jin Shan’s small operation and network, the Company did not and cannot rely solely on Jin Shan to promote sales of the Company’s products. The Company believes that Jin Shan could widen its sales channel through working with a strategic partner, who are more experienced in the sales sector, and has a stronger trading, distribution and marketing network.

Sinopec International is a leading sales and distributor in the PRC and has a very strong trading, distribution and marketing network. Sinopec International had a larger trading volume compared to Jin Shan as it is responsible for distributing and marketing Sinopec Group’s products. The Company, Sinopec International, Sinochem and Shanghai Overseas are currently in final discussions in terms of allowing Sinopec International participation in the management of Jin Shan. The Company believes that, through the strategic alliance between Jin Shan and Sinopec International and through Sinopec International’s participation in the management of Jin Shan, Jin Shan will benefit from Sinopec International’s experience, expertise and strong network. The Company who uses Jin Shan as an agent for its products will also benefit from it.

Each of the Directors believe that the terms of the transaction are fair and reasonable and in the interests of the Company as a whole.

Opinions of the Independent Non-Executive Directors

Each of the Independent Non-Executive Directors is of the view that, based on the terms of the Sale and Purchase Agreement and the fact that the agreement was negotiated in arm’s length, the Sale and Purchase Agreement is on normal commercial terms, is fair and reasonable so far as the Company and the shareholders of the Company are concerned and is in the interests of the Company and the shareholders of the Company as a whole.

Under rule 14A.32 of the Hong Kong Listing Rules, the Sale and Purchase Agreement is subject to reporting and announcement requirements but is exempt from independent shareholders’ approval. The same announcement is also published in Shanghai pursuant to the Shanghai Listing Rules.

DEFINITIONS

“Company”	Sinopec Shanghai Petrochemical Company Limited, the H shares of which are listed on the Stock Exchange (Stock Code: 338), the American Depositary Shares of which are listed on the New York Stock Exchange, and includes the subsidiaries of the Company except where the context otherwise requires

“connected person”	shall have the meaning ascribed to it in the Hong Kong Listing Rules and Shanghai Listing Rules

“Directors”	the directors of the Company including independent non-executive directors

“Jin Shan”	China Jin Shan United Trading Company Limited, a limited liability company established in October 1981 in the PRC

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“PRC”	The People’s Republic of China

“RMB”	Renminbi, the lawful currency of the PRC

“Sale and Purchase Agreement”	The Shanghai City Asset Transfer Agreement entered into between, inter alia, the Company and Sinopec International.

“Shanghai Listing Rules”	Rules Governing the Listing of Securities on the Shanghai Stock Exchange

“Shanghai Overseas”	Shanghai Overseas Enterprise Corporation, a limited liability company established in the PRC

“Sinochem”	China National Chemical Import & Export Corporation, a limited liability company established in the PRC

“Sinopec Corp.”	China Petroleum & Chemical Corporation, a company organised in the PRC and listed on the Main Board of the Stock Exchange (Stock code: 386) as well as in New York, London and Shanghai

“Sinopec Group”	Sinopec Corporation, a wholly State-owned company organised in the PRC

“Sinopec International”	Sinopec International Company Limited, a limited liability company established in the PRC

By Order of the Board
Zhang Jingming
Company Secretary

Shanghai, 28 April 2005

As at the date of this announcement, the executive directors of the Company are Lu Yiping, Rong Guangdao, Du Chonyjun, Han Zhihao, Wu Hajun and Gao Jinping; the non-executive directors of the Company are Liu Wenlong and Zhang Baojian, and the independent non-executive directors of the Company are Gu Chuanxun, Wang Yongshou, Wang Xingyu and Chen Xinyuan.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Announcement

The Company was granted waivers from strict compliance with the relevant provisions of the Listing Rules by the Hong Kong Stock Exchange with respect to certain Continuing Connected Transactions referred to in the prospectus published at the time of the Company’s initial public offer on 6 July 1993. These connected transactions included purchases of raw materials, sales of petroleum products, sales of petrochemical products, agency sales of petrochemical products and provision of services.

The Hong Kong Stock Exchange subsequently confirmed in February 2000 when China Petrochemical Corporation, formerly a substantial shareholder having a direct interest in the Company, underwent a major reorganisation, that these waivers would remain valid following such reorganisation.

As a result of recent changes to the Hong Kong Listing Rules, these waivers are no longer valid and the Company must comply with the relevant Hong Kong Listing Rules requirements for it to continue conducting these Continuing Connected Transactions. Under the Hong Kong Listing Rules, these Continuing Connected Transactions are subject to the approval of the Company’s independent shareholders.

Also as a result of recent changes to the Shanghai Listing Rules, the Company is required to make an annual estimate on such Continuing Connected Transactions. Under the current Shanghai Listing Rules, such annual estimate is subject to the approval of the Company’s independent shareholders.

A circular containing details of the Continuing Connected Transactions together with a notice of, and forms of proxy for, a shareholders’ meeting to approve the Continuing Connected Transactions, and including the advice of the independent financial adviser, will be despatched to the H shareholders and a notice will be published for the domestic shareholders of the Company as soon as is reasonably practicable. Shareholders of the Company who are deemed to have an interest in any of the Continuing Connected Transaction shall abstain from voting at the relevant shareholders’ meeting.

1. INTRODUCTION

The Company was granted waivers from strict compliance with the relevant provisions of the Listing Rules by the Hong Kong Stock Exchange with respect to the Continuing Connected Transactions at the time of the Company’s initial public offer on 6 July 1993. The Hong Kong Stock Exchange subsequently confirmed in February 2000 when China Petrochemical Corporation, formerly a substantial shareholder having a direct interest in the Company, underwent a major reorganisation, that these waivers would remain valid following such reorganisation.

As a result of recent changes to the Hong Kong Listing Rules, these waivers are no longer valid and the Company must now comply with the relevant Hong Kong Listing Rule requirements for it to continue conducting these Continuing Connected Transactions. Under the Hong Kong Listing Rules, these Continuing Connected Transactions are subject to the approval by the Company’s independent Shareholders. The Company intends to continue to conduct these connected transactions and therefore will comply with the relevant Listing Rules requirements.

Also as a result of recent changes to the Shanghai Listing Rules, the Company is required to make an annual estimate on such Continuing Connected Transactions. Under the current Shanghai Listing Rules, such annual estimate is subject to the approval of the Company’s independent shareholders.

At the 22nd meeting of the 4th session of the Board of Directors on 28 April 2005, the Board approved each of the Continuing Connected Transactions and the execution of the Framework Agreements.

An Independent Board Committee has been established to advise the independent Shareholders as to the terms of the Continuing Connected Transactions and the caps on the relevant Continuing Connected Transactions for the years ending 31 December 2005, 31 December 2006 and 31 December 2007.

A circular containing details of the Continuing Connected Transactions together with a notice of, and forms of proxy for, a shareholders’ meeting to approve the Continuing Connected Transactions, and including the advice of the independent financial adviser, will be despatched to the H shareholders of the Company and a notice will be published for the domestic shareholders as soon as is reasonably practicable. Shareholders of the Company who are deemed to have an interest in any of the Continuing Connected Transaction shall abstain from voting at the relevant shareholder’s meeting.

2. CONTINUING CONNECTED TRANSACTIONS

2.1 Overview

The Company has, since its initial public offering on 6 July 1993, been conducting various transactions with China Petrochemical Corporation, China Petroleum & Chemical Corporation and their associates including purchases of petroleum raw materials (eg. crude oil, naphtha and paraxylene), sales of petroleum products (eg gasoline, diesel and jet oil), sales of petrochemical products (eg. butadiene, benzene, C4 and C10) and agency sales of petrochemical products. Going forward, the Company intends to continue to conduct these transactions and proposes to enter into the Sales and Purchases Framework Agreement with China Petroleum & Chemical Corporation.

The Company has also from time to time obtained in the ordinary and usual course of its business non-core services from service providers including China Petroleum Corporation and its associates to support and complement the Company’s core business. These services include transportation services, design and construction services, insurance services and financial services. The Company therefore intends to enter into the Comprehensive Services Framework Agreement with China Petroleum Corporation to obtain these services.

The table below sets forth a summary of each of the framework agreements:

Category of connected transaction	Segment by product or activity	Connected parties	Terms and expiry	Historical figures (in RMB million) for the years ending 31 December			Estimated amount (in RMB million) for the years ending 31 December
				2002	2003	2004	2005	2006	2007
Sales and Purchases Framework Agreement
Purchases of raw materials	Crude oil, naphtha and other raw materials	(i) Sinopec Transport and Storage Company, a subsidiary of China Petrochemical Corporation (ii) Sinopec United Petroleum and Chemical Company Limited, a subsidiary of China Petroleum & Chemical Corporation (iii) China Petroleum & Chemical Corporation (Shanghai Gao Qiao branch) and associates of China Petroleum & Chemical Corporation	Three years expiring on 31 December 2007	11,912	16,661	20,526	21,600	23,800	26,300

Sales of petroleum products	Petroleum products	China Petroleum & Chemical Corporation (Huadong Sales branch)	Three years expiring on 31 December 2007	7,400	8,146	11,473	13,000	14,300	15,700

Sales of petrochemical products	Petrochemical products	China Petroleum & Chemical Corporation (Shanghai Gao Qiao branch) and other associates of China Petroleum & Chemical Corporation	Three years expiring on 31 December 2007	700	2,336	3,861	4,000	4,400	4,840

Agency sales	Acrylic, polyester, plastic and other petrochemical products	China Petroleum & Chemical Corporation and its associates	Three years expiring on 31 December 2007	Nil	Nil	6	19.2	22	22

Comprehensive Services Framework Agreements

Transportation services	Labour services	Shanghai Petrochemical Transportation Company, a wholly owned subsidiary of China Petrochemical Corporation	Three years expiring on 31 December 2007	40	45	151	340	372	435

Design and construction services	Labour services	Shanghai Petrochemical Engineering Company and Sinopec Design College, both of which are subsidiaries of China Petrochemical Corporation	Three years expiring on 31 December 2007	579	298	200	412	280	320

Insurance services	—	China Petrochemical Corporation	Three years expiring on 31 December 2007	78	85	97	100	110	150

Financial services	—	Sinopec Finance Company Limited, an associate of China Petrochemical Corporation	Three years expiring on 31 December 2007	0.49	1.58	4.89	6	7	9

2.2 Connected Parties and their Relationships

China Petroleum & Chemical Corporation holds approximately 55.56% equity interest of the Company’s issued share capital and is the controlling shareholder of the Company. China Petrochemical Corporation is the ultimate parent of the Company. Certain information regarding China Petroleum & Chemical Corporation and China Petrochemical Corporation is set out as follows:

Name of company:	China Petroleum & Chemical Corporation	China Petrochemical Corporation

Registered address:	No.A6 Hui Xin East Street, Chaoyang District, Beijing, PRC	No.A6 Hui Xin East Street, Chaoyang District, Beijing, PRC

Company type:	Joint stock limited company (listed)	Group Company

Authorized representative:	Chen Tonghai	Chen Tonghai

Date of incorporation:	25 February 2000	August 1998

Term of operation:	Permanent and renewable term	Permanent and renewable term

Registered capital:	RMB86,702,439,000	RMB104,900,000,000

Principal operation:	Exploring for, extracting and selling crude oil and natural gas; pipe transportation of crude oil and natural gas; oil refining; production, sale and transportation of petrochemical, fibre and other chemical products, wholesaling, retailing, storage and transportation of oil products and other petroleum products; operation of convenience stores; production of electricity; production and installation of machineries; design and construction; purchase and sale of raw materials, coal, equipment and apparatus; production and management of equipment; research, development and application of technologies and information; import and export business; transfer of technology and labor.

The ownership and controlling relationship between the Company and ultimate parent are set out below:

The Company and each of the connected parties involved in the Continuing Connected Transactions (except where the connected party is China Petrochemical Corporation) are owned by the same ultimate parent, China Petrochemical Corporation, either directly or indirectly.

2.3 Background, Reasons for Transactions, Pricing Policies and Caps

2.3.1 Purchases of Raw Materials

Background: The Company produces over 60 different types of products representing a broad range of synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products. Each of these products are created from chemical processing of crude oil, naphtha, paraxylene and other intermediate petrochemical raw materials. Since the Company’s initial public offer on 6 July 1993, the Company has been purchasing crude oil, naphtha, paraxylene and other petroleum raw materials from China Petroleum & Chemical Corporation and its associates, including, Sinopec Transport and Storage Company, Sinopec United Petroleum and Chemical Company Limited and China Petroleum & Chemical Corporation (Shanghai Gao Qiao branch).

The table below sets forth the historical figures of the Company’s aggregate purchases of petroleum raw materials from China Petroleum & Chemical Corporation and China Petroleum & Chemical Corporation’s associates for each of the three years ended 31 December 2004:

	Historical Figures for the year ended 31 December
	2002	2003	2004
	(RMB million)	(RMB million)	(RMB million)
Aggregate purchases of raw materials from China Petroleum & Chemical Corporation and its associates	11,913	16,661	20,526

The Company proposes to enter into the Sales and Purchases Framework Agreement to continue to purchase raw materials from China Petroleum & Chemical Corporation and its associates for the three years ending 31 December 2007.

Reasons for such transactions: China’s oil and petrochemical industry has always been the subject of extensive regulation by the PRC government. Transactions involving sales and purchases of crude oil related raw materials are subject to State plan. Accordingly, the Company’s allocation of raw material requirements is governed by State regulations and measures including Measures for the Administration of Ningbo-Shanghai-Nanjing Pipeline Network, Notice on Pipeline Crude Oil Price for Ningbo-Shanghai-Nanjing Area in 2004, Measures for Crude Oil Administration (for Trial Implementation) and Letter Concerning Adjustment to Commission Standards on Foreign Trade Agency for Crude Oil Import. These regulations and measures are promulgated by the PRC government and dictate the transaction value, the volume and all other terms and conditions at which the Company conducts its purchases of raw materials.

Pricing: Pursuant to the Sales and Purchases Framework Agreement, the crude oil related raw materials from China Petroleum & Chemical Corporation and its associates are determined in accordance with the following pricing policies:

(a)	if there are applicable State (central and local governments) tariffs, the pricing of the Company’s purchases shall be bound by the State tariffs; or

(b)	if there are no State tariffs, but there are applicable State guided prices, the pricing of the Company’s purchases shall be bound by the State guided prices; or

(c)	if there are no applicable State tariffs or State guided prices, the pricing of the Company’s purchases shall be determined in accordance with the prevailing market price (including any bidding price); or

(d)	if none of the above applies, the Company’s purchases shall be determined on a cost plus basis. The margin shall be fixed at a rate not exceeding 6%.

The Company will settle the purchases by way of cash payments.

Caps: For the three years ending 31 December 2007, the annual transaction values in relation to purchases of crude oil related raw materials from China Petroleum & Chemical Corporation and its associates shall not, in aggregate, exceed the caps of RMB 21.6 billion, RMB 23.8 billion and RMB 26.3 billion, respectively.

The caps referred to above are determined with reference to:

(a)	the previous transactions conducted and transaction amounts in respect of purchases of raw materials from China Petroleum & Chemical Corporation and its associates;

(b)	the Company’s estimate of its business growth;

(c)	the Company’s estimate of the increase in its production capacity;

(d)	the Company’s estimate of the increase in the costs of raw materials.

Additionally, the Company has recently completed the construction of several facilities, including the 8,000,000 ton/year atmosphere and vacuum distillation plants (completed on 15 December 2004), the expansion of the capacity of the PTA plant to 400,000 ton/year (completed at the end of September 2004), the three-kettle process 150,000 ton/year PET plant (completed on 1 October 2004), and the construction of the technology upgrade project for industrial polyester filament of 12,000 ton/year (completed on 28 December 2004). These newly completed projects have significantly increased the production capacity of the Company which also gives rise to an increase in the need for crude oil and other raw materials. Taking into account these factors, the Company arrives at the caps above.

2.3.2 Sales of Petroleum Products

Background: Transactions involving sales and purchases of petroleum products including gasoline, diesel and jet oil are subject to regulation by the PRC government. Since the Company’s initial public offer on 6 July 1993, the Company has been selling petroleum products in accordance with the State’s requirement to China Petroleum & Chemical Corporation including its Huadong Sales branch.

China Petroleum & Chemical Corporation was one of the Company’s five largest customers for the three years ended 31 December 2004. The table below sets forth the historical figures of the Company’s aggregate sales of petroleum products to China Petroleum & Chemical Corporation for each of the three years ended 31 December 2004:

	Historical Figures for the year ended 31 December
	2002	2003	2004
	(RMB million)	(RMB million)	(RMB million)
Aggregate Sales of petroleum products to China Petroleum & Chemical Corporation	7,400	8,146	11,473

The Company proposes to enter into the Sales and Purchases Framework Agreement to continue to sell petroleum products to China Petroleum & Chemical Corporation and its associates for the three years ending 31 December 2007.

Reasons for such transactions: China’s oil and petrochemical industry has always been the subject of extensive regulation by the PRC government. Transactions involving the sale and purchase of petroleum products are controlled by the PRC government. Accordingly, the Company’s sales of petroleum products are governed by the relevant PRC regulations and measures. These regulations and measures dictate the transaction value, the volume and all other terms and conditions at which the Company conducts its sales of petroleum products.

Pricing: Pursuant to the Sales and Purchases Framework Agreement, the sales of petroleum products to China Petroleum & Chemical Corporation and its associates under the Sales and Purchases Framework Agreement are determined in accordance with the following pricing policies:

(a)	if there are applicable State (central and local governments) tariffs, the pricing of the Company’s sales shall be bound by the State tariffs; or

(b)	if there are no State tariffs, but there are applicable State guided prices, the pricing of the Company’s sales shall be bound by the State guided prices; or

(c)	if there are no applicable State tariffs or State guided prices, the pricing of the Company’s sales shall be determined in accordance with the prevailing market price (including any bidding price); or

(d)	if none of the above applies, the Company’s sales shall be determined on a cost plus basis. The margin shall be fixed at a rate not exceeding 6%.

China Petroleum & Chemical Corporation and its associates will settle their purchases of the Company’s petroleum products by way of cash payments.

Caps: For the three years ending 31 December 2007, the annual transaction values in relation to sales of petroleum products to China Petroleum & Chemical Corporation and its associates shall not, in aggregate, exceed the caps of RMB 13.0 billion, RMB 14.3 billion and RMB 15.7 billion, respectively.

The caps referred to above are determined with reference to:

(a)	the previous transactions conducted and transaction amounts in respect of sales of petroleum products to China Petroleum & Chemical Corporation and its associates;

(b)	the Company’s estimate of the increase in the costs of raw materials;

(c)	the Company’s estimate of the increase in the overall demand for petroleum products in the PRC; and

(d)	the Company’s estimate of the increase in the market price of petroleum products.

Additionally, the Company has recently completed the construction of several facilities, including the 8,000,000 ton/year atmosphere and vacuum distillation plants (completed on 15 December 2004), the expansion of the capacity of the PTA plant to 400,000 ton/year (completed at the end of September 2004), the three-kettle process 150,000 ton/year PET plant (completed on 1 October 2004), and the construction of the technology upgrade project for industrial polyester filament of 12,000 ton/year (completed on 28 December 2004). These newly completed projects have significantly increased the production capacity of the Company. Accordingly, the Company expects that its sales would increase as a result of an enlarged production capacity. Taking into account these factors, the Company arrives at the caps above.

2.3.3 Sales of Petrochemical Products

Background: In addition to sales of petroleum products, the Company has in the past in the ordinary and usual course of its business sold certain petrochemical products, including butadiene, benzene, C4 and C10 to China Petroleum & Chemical Corporation (Shanghai Gao Qiao branch).

The table below sets forth the historical figures of the Company’s total sales of petroleum products to China Petroleum & Chemical Corporation (Shanghai Gao Qiao branch) and other associates of China Petroleum & Chemical Corporation for each of the three years ended 31 December 2004:

	Historical Figures for the year ended 31 December
	2002	2003	2004
	(RMB million)	(RMB million)	(RMB million)
Sales of petrochemical products to China Petroleum & Chemical Corporation (Shanghai Gao Qiao branch) and other associates of China Petroleum & Chemical Corporation	700	2,336	3,861

The Company proposes to enter into the Sales and Purchases Framework Agreement to continue to sell petrochemical products to China Petroleum & Chemical Corporation and its associates for the three years ending 31 December 2007.

Reasons for such transactions: The Company believes that sales of petrochemical products to China Petroleum & Chemical Corporation would reduce the need for the stocking of an inventory of the Company’s products. In addition, as the Company has established an amicable customer-supplier relationship with China Petroleum & Chemical Corporation, it believes that alliances with a reputable international petrochemical corporation such as China Petroleum & Chemical Corporation will promote its brand name and assist it in developing and expanding the markets for its products.

Pricing: Pursuant to the Sales and Purchases Framework Agreement, the sales of petrochemical products to China Petroleum & Chemical Corporation and its associates under the Sales and Purchases Framework Agreement are determined according to the following pricing policies:

(a)	if there are applicable State (central and local governments) tariffs, the pricing of the Company’s sales shall be bound by the State tariffs; or

(b)	if there are no State tariffs, but there are applicable State guided prices, the pricing of the Company’s sales shall be bound by the State guided prices; or

(c)	if there are no applicable State tariffs or State guided prices, the pricing of the Company’s sales shall be determined in accordance with the prevailing market price (including any bidding price); or

(d)	if none of the above applies, the Company’s sales shall be determined on a cost plus basis. The margin shall be fixed at a rate not exceeding 6%.

China Petroleum & Chemical Corporation and its associates will settle their purchases of the Company’s petrochemical products by way of cash payments.

Caps: For the three years ending 31 December 2007, the annual transaction values in relation to sales of petroleum products to China Petroleum & Chemical Corporation and its associates shall not, in aggregate, exceed the caps of RMB 4.0 billion, RMB 4.4 billion and RMB 4.84 billion, respectively.

The caps referred to above are determined with reference to:

(a)	the previous transactions conducted and transaction amounts in respect of sales of petrochemical products to China Petroleum & Chemical Corporation and its associates;

(b)	the Company’s estimate of the increase in the costs of raw materials;

(c)	the Company’s estimate of the increase in the overall demand for petrochemical products in the PRC; and

(d)	the Company’s estimate of the increase in the market price of petrochemical products.

The Company’s estimates for 2006 and 2007 are based on the estimate for 2005 increased by a fixed annual growth rate per year.

2.3.4 Agency Sales of Petrochemical Products

Background: In the ordinary and usual course of the Company’s business, the Company has in the past entered into sales arrangements with agents pursuant to which agents will procure purchasers for the Company’s petrochemical products, including acrylic, on a commission basis.

Sales agents with whom the Company entered into these ongoing arrangements include China Petroleum & Chemical Corporation and its associates. The table below sets forth the historical figures of the aggregate agency commissions the Company paid to China Petroleum & Chemical Corporation and its associates for each of the three years ended 31 December 2004:

	Historical Figures for the year ended 31 December
	2002	2003	2004
	(RMB million)	(RMB million)	(RMB million)
Aggregate agency commissions and amount of incentives the Company paid to China Petroleum & Chemical Corporation and its associates (the agency arrangement commenced in July 2004)	Nil	Nil	6

The Company proposes to enter into the Sales and Purchases Framework Agreement to continue to appoint China Petroleum & Chemical Corporation and its associates as agents of the Company in respect of agency sales of the Company’s petrochemical products for the three years ending 31 December 2007.

Reasons for such transactions: Trading, distribution and marketing of the Company’s products are important elements in the success of the business of the Company. The Company considers that the broadening of its trading, distribution and marketing network will benefit it.

China Petroleum & Chemical Corporation is one of the largest petrochemical companies in the world and has a strong global trading, distribution and marketing network. The Company believes that it will benefit from China Petroleum & Chemical Corporation’s experience, expertise and strong global network and will increase the sales of its petrochemical products and improve the Company’s bargaining position with customers.

Pricing: Pursuant to the Sales and Purchases Framework Agreement, the commissions payable to China Petroleum & Chemical Corporation and its associates in connection with the agency sales of the Company’s petrochemical products under the Sales and Purchases Framework Agreement are determined on the prevailing market percentage commission of the agency sales of the Company’s petrochemical products.

The Company will pay the commissions by way of cash payments.

Caps: For the three years ending 31 December 2007, the annual agency commission payable to China Petroleum & Chemical Corporation and its associates for sales of the Company’s petrochemical products shall not, in aggregate, exceed the caps of RMB 19.2 million, RMB 22.0 million and RMB 22.0 million, respectively.

The caps referred to above are determined with reference to:

(a)	the previous transactions conducted and transaction amounts in respect of agency sales of petrochemical products through China Petroleum & Chemical Corporation and its associates;

(b)	the Company’s estimate of the increase in the overall demand for petrochemical products in the PRC; and

(c)	the Company’s estimate of its business growth.

Additionally, the Company has recently completed the construction of several facilities, including the 8,000,000 ton/year atmosphere and vacuum distillation plants (completed on 15 December 2004), the expansion of the capacity of the PTA plant to 400,000 ton/year (completed at the end of September 2004), the three-kettle process 150,000 ton/year PET plant (completed on 1 October 2004), and the construction of the technology upgrade project for industrial polyester filament of 12,000 ton/year (completed on 28 December 2004). These newly completed projects have significantly increased the production capacity of the Company. Accordingly, the Company expects that its sales through its agents would increase as a result of the Company’s enlarged production capacity.

The Company notes that the estimated commission amount for the year ending 31 December 2005 is substantially higher than the amount for 2004. The Company estimates that the demand for acrylic and our other petrochemical products will grow substantially in 2005. As such, the Company expects that the commission amount payable to China Petroleum & Chemical Corporation and its associates in relation to agency sales of the Company’s petrochemical products will increase in 2005. Taking into account these factors, the Company arrives at the caps above.

2.3.5 Provision of Transportation Services

Background: The Company’s products are transported from the Company’s factories by water, rail and pipeline. The Company owns a chemical wharf with three berths of 3,000, 5,000 and 10,000 tons, and a connecting pipeline capable of loading up to approximately 1.4 million tons per annum of chemical products into ocean-going barges and ships. The Company has a facility to load ships and barges which use the region’s inland waterways. The Company has facilities for receiving crude oil at docks owned by the Company and for transporting them by pipeline to its production facilities. The Company also owns a 500,000 ton per annum railroad loading depot that provides access via a spur line to the PRC’s railway system.

However, the Company does not currently have transportation facilities to enable it to transport its products by road and by oil pipelines. The Company has in the past appointed Shanghai Petrochemical Transportation Company, a wholly owned subsidiary of China Petrochemical Corporation, to complement its transportation needs beyond the scope Company’s existing transportation facilities.

The table below sets forth the historical figures of the aggregate fees the Company paid to Shanghai Petrochemical Transportation Company for each of the three years ended 31 December 2004:

	Historical Figures for the year ended 31 December
	2002	2003	2004
	(RMB million)	(RMB million)	(RMB million)
Aggregate transportation fees the Company paid to Shanghai Petrochemical Transportation Company	40	45	151

The Company proposes to enter into the Comprehensive Services Framework Agreement to continue to obtain transportation services from China Petrochemical Corporation and its associates for the three years ending 31 December 2007.

Reasons for such transactions: The Company believes that this transaction enables it to ensure a reliable supply of transportation services, at a stable price. In addition, Shanghai Petrochemical Transportation Company is a specialist in the transportation of petrochemical products. The Company believes that Shanghai Petrochemical Transportation Company’s extensive experience in the transportation industry, specifically in the transport of petrochemical products, will ensure timely delivery of its products and significantly minimise the Company’s transport risk.

Pricing: Pursuant to the Comprehensive Services Framework Agreement, the fees payable to China Petrochemical Corporation and its associates in relation to the provision of transportation services under the Comprehensive Services Framework Agreement are priced according to the following pricing policies:

(a)	the pricing of the services shall be determined in accordance with the prevailing market price (including any bidding prices); or

(b)	if there is no applicable prevailing market price, the services shall be determined on a cost plus basis. The margin shall be fixed at a rate not exceeding 6%.

The Company will settle the fees by way of cash payments.

Caps: For the three years ending 31 December 2007, the annual transaction values in relation to provision of transportation services by China Petrochemical Corporation and its associates shall not, in aggregate, exceed the caps of RMB 340.0 million, RMB 372.0 million and RMB 435.0 million, respectively.

The caps referred to above are determined with reference to:

(a)	the previous transactions conducted and transaction amounts in respect of provision of transportation services by China Petrochemical Corporation and its associates;

(b)	the Company’s estimate of its business growth;

(c)	the Company’s estimate of its increase in its sales; and

(d)	the Company’s estimate of the increase in the market price of transportation services.

In mid-2004, the Company had commenced transporting crude oil using oil pipelines owned by China Petrochemical Corporation and its associates. This means of transportation is a faster and safer alternative to the traditional transportation by road. The new mode of transportation (by way of oil pipelines) had given rise to an increase in the aggregate transportation fees that the Company pays to China Petrochemical Corporation and its associates. The Company expects to continue to transport oil using oil pipelines in 2005, 2006 and 2007. As such, the Company’s estimates for the full years of 2005, 2006 and 2007 will also be based on this new mode of transportation.

Additionally, the Company has recently completed the construction of several facilities, including the 8,000,000 ton/year atmosphere and vacuum distillation plants (completed on 15 December 2004), the expansion of the capacity of the PTA plant to 400,000 ton/year (completed at the end of September 2004), the three-kettle process 150,000 ton/year PET plant (completed on 1 October 2004), and the construction of the technology upgrade project for industrial polyester filament of 12,000 ton/year (completed on 28 December 2004). The Company anticipates that an increase in its production capacity would lead to an increase in its purchases of raw materials and a corresponding increase in the Company’s sales of its products. As such, the Company expects to require additional transportation services to satisfy such increases.

2.3.6 Provision of Design and Construction Services

Background: The Company maintains a number of technology development centres and research institutes to upgrade and optimise existing products and processes and to develop new technology, products, processes and equipment relating to the businesses of the Company. The actual designing and implementation of such designs are carried out by external service providers.

Since the Company’s initial public offer on 6 July 1993, the Company has from time to time obtained in the ordinary and usual course of its business design and construction services from service providers including (i) Shanghai Petrochemical Engineering Company and (ii) Sinopec Design College, both of which are subsidiaries of China Petrochemical Corporation.

The table below sets forth the historical figures of the aggregate design and construction fees the Company paid to (i) Shanghai Petrochemical Engineering Company and (ii) Sinopec Design College for each of the three years ended 31 December 2004:

	Historical Figures for the year ended 31 December
	2002	2003	2004
	(RMB million)	(RMB million)	(RMB million)
Aggregate design and construction fees the Company paid to (i) Shanghai Petrochemical Engineering Company and (ii) Sinopec Design College	579	298	200

The Company proposes to enter into the Comprehensive Services Framework Agreement to continue to obtain design and construction services from China Petrochemical Corporation and its associates for the three years ending 31 December 2007.

Reasons for such transactions: The Company believes that Shanghai Petrochemical Engineering Company and Sinopec Design College have consistently been able to meet the Company’s stringent demands for highly technical design and construction specifications and timely delivery of services. As the Company considers that having reliable and co-operative service providers are important and beneficial to the Company, obtaining services from Shanghai Petrochemical Engineering Company and Sinopec Design College allows the Company to secure essential control over its future developments and to ensure timely completion of future projects while maintaining the requisite quality.

Pricing: Pursuant to the Comprehensive Services Framework Agreement, the fees payable to China Petrochemical Corporation and its associates in relation to the provision of design and construction services under the Comprehensive Services Framework Agreement are priced according to the following pricing policies:

(a)	the pricing of the services shall be determined in accordance with the prevailing market price (including any bidding prices); or

(b)	if there is no applicable prevailing market price, the services shall be determined on a cost plus basis. The margin shall be fixed at a rate not exceeding 6%.

The Company will settle the fees by way of cash payments.

Caps: For the three years ending 31 December 2007, the annual fees payable in relation to provision of design and construction services to China Petrochemical Corporation and its associates shall not, in aggregate, exceed the caps of RMB 412 million, RMB 280 million and RMB 320 million, respectively.

The caps referred to above are determined with reference to:

(a)	the previous transactions conducted and transaction amounts in respect of provision of design and construction services by China Petrochemical Corporation and its associates;

(b)	the Company’s estimate of design and construction costs which are required to satisfy its existing and future development; and

(c)	the Company’s estimate of the increase in the market price of design and construction services.

The Company notes that the estimated design and construction service fees for the years ending 2005 are substantially higher than the amount incurred in 2004 and the Company’s estimates for 2006 and 2007. The Company is now in early stages of a new development which involve the construction of a new 380,000 ton/year glycol facility. The feasibility study report on the new project was approved by the State Development and Reform Commission in July 2004. The PRC approval process for the construction of the new facility is still underway. The Company anticipates to incur additional design and construction service fees associated with the construction of the glycol facility and other facilities over the next three years, substantially increasing the fees that were incurred in 2004. The Company expects that a majority of the Company’s construction and design fees in relation to the construction of the 380,000 ton/year glycol facility will be incurred in 2005.

Similarly, the Company has commenced construction of three other new projects, namely, the “fifth-stage” project, which is a major overhaul of existing facilities, the installation of new air separation units throughout the Company’s processing facilities and the 3,300,000 ton/year hydrogenated diesel project. The requisite PRC approvals for the initial implementation works of these projects have already been obtained. The Company therefore expects to immediately start incurring design and construction costs to China Petrochemical Corporation and its associates on an ongoing basis until these projects complete. Again, the Company expects that a majority of the Company’s construction and design fees in relation to the three projects will be incurred in 2005. Should the above caps be exceeded, the Company will comply with Chapter 14 and Chapter 14A of the Hong Kong Listing Rules. The Company expects that the design and construction fees incurred for its new projects will stabilise at the end of 2005, when most of the initial implantation works would have been completed.

The Company therefore arrives at the estimates for 2006 and 2007 based on the Company’s estimate of any unfinished works for the new projects and transactions conducted in respect of provision of design and construction in 2004.

2.3.7 Provision of Insurance Services

Background: Since the Company’s initial public offer on 6 July 1993, the Company has been, in the ordinary and usual course of its business, maintaining with China Petrochemical Corporation insurance coverage for its property, facilities and inventory. For the three years ended 31 December 2004, the Company maintained with China Petrochemical Corporation approximately RMB20.7 billion, RMB 20.1 billion and RMB25.25 billion respectively of coverage on its property, facility and inventory.

The table below sets forth the historical figures of the aggregate insurance premium the Company paid to China Petrochemical Corporation for each of the three years ended 31 December 2004:

	Historical Figures for the year ended 31 December
	2002	2003	2004
	(RMB million)	(RMB million)	(RMB million)
Aggregate insurance premium the Company paid to China Petrochemical Corporation	78	85	97

The Company proposes to enter into the Comprehensive Services Framework Agreement to continue to obtain insurance services from China Petrochemical Corporation and its associates for the three years ending 31 December 2007.

Reasons for such transactions: Captive insurance has been widely adopted in the petrochemical industry. The Ministry of Finance has already granted approval for China Petrochemical Corporation to provide captive insurance services to its affiliates. Owing to the size of the Company’s operation, the Company finds it difficult to identify suitable insurance firms to provide insurance coverage for its property, facilities and inventory at a reasonable insurance premium in the PRC. The Company believes that maintaining a suitable insurance coverage over the Company’s operation is important and minimises the Company’s risk exposure. Obtaining insurance services from China Petrochemical Corporation allow the Company to secure essential insurance coverage over its operation and is therefore beneficial to it.

Pricing: Pursuant to the Comprehensive Services Framework Agreement, the premium payable to China Petrochemical Corporation and its associates in relation to the provision of insurance services under the Comprehensive Services Framework Agreement is priced according to the following pricing policies:

(a)	if there are applicable State (central and local governments) tariffs, the pricing of the premium shall be bound by the State tariffs; or

(b)	if there are no State tariffs, but there are applicable State guided prices, the pricing of the premium shall be bound by the State guided prices; or

(c)	if there are no applicable State tariffs or State guided prices, the pricing of the premium shall be determined in accordance with the prevailing market price (including any bidding price); or

(d)	if none of the above apply, the premium shall be determined on a cost plus basis. The margin shall be fixed at a rate not exceeding 6%.

The Company will pay the premium by way of cash payments.

Caps: For the three years ending 31 December 2007, the annual premium payable in relation to provision of insurance services to China Petrochemical Corporation and its associates shall not, in aggregate, exceed the caps of RMB 100.0 million, RMB 110.0 million and RMB 150.0 million, respectively.

The caps referred to above are determined with reference to:

(a)	the previous transactions conducted and transaction amounts in respect of provision of insurance services by China Petrochemical Corporation and its associates;

(b)	the Company’s estimate of the growth in the value its facilities in view of the Company’s existing and future development;

(c)	the increase in the risk exposure of the Company; and

(d)	the Company’s estimate of the increase in the market price of insurance services.

Additionally, the Company has recently completed the construction of several facilities, including the 8,000,000 ton/year atmosphere and vacuum distillation plants (completed on 15 December 2004), the expansion of the capacity of the PTA plant to 400,000 ton/year (completed at the end of September 2004), the three-kettle process 150,000 ton/year PET plant (completed on 1 October 2004), and the construction of the technology upgrade project for industrial polyester filament of 12,000 ton/year (completed on 28 December 2004). The Company therefore expects that insurance premium will increase in 2005, 2006 and 2007 so that these new facilities will receive adequate insurance coverage.

The Company notes that the estimated premium for the year ending 31 December 2007 is substantially higher than the amount payable in 2006, as the Company is expected to obtain additional insurance coverage for its new 380,000 ton/year glycol facility facility, “fifth-stage” project, new air separation units and 3,300,000 ton/year hydrogenated diesel facility.

2.3.8 Provision of Financial Services

Background: Sinopec Finance Company Limited is a non-bank finance company approved and regulated by the PBOC and the CBRC, and is an associate of China Petrochemical Corporation. Since the Company’s initial public offer on 6 July 1993, the Company has obtained from Sinopec Finance Company Limited, an associate of China Petrochemical Corporation, financial services including:

•	payment collection services;

•	loan services;

•	negotiable instrument and letter of credit services;

•	trust loan and trust investment services;

•	guarantee services;

•	settlement services;

•	internet banking services; and

•	any other services provided by Sinopec Finance Company Limited approved by the China Banking Regulatory Commission.

Essentially, Sinopec Financial Company Limited is a centralised body that helps the Company in collecting and marking payments. Loans will be granted by Sinopec Finance Company Limited to the Company, from time to time, on a temporary basis on normal commercial terms and on an unsecured basis. As such, pursuant to rule 14A.65(4) of the Hong Kong Listing Rules, such loans will be considered to be financial assistance, exempt from reporting, announcement and independent shareholders’ approval requirements.

The table below sets forth the historical figures of the aggregate fees the Company paid to Sinopec Finance Company Limited for each of the three years ended 31 December 2004:

	Historical Figures for the year ended 31 December
	2002	2003	2004
	(RMB million)	(RMB million)	(RMB million)
Aggregate fees the Company paid to Sinopec Finance Company Limited	0.49	1.58	4.89

The Company proposes to enter into the Comprehensive Services Framework Agreement to continue to obtain financial services from China Petrochemical Corporation and its associates for the three years ending 31 December 2007.

Reasons for such transactions: The Company considers that having reliable and co-operative financial services are important to its business as the nature of the Company’s business means that transactions often involve large sums of money. The ability to obtain timely financial services, such as loan facilities, negotiable instrument services etc. is essential to the Company.

Pricing: The fees and charges payable by the Company to China Petrochemical Corporation and its associates under the Comprehensive Services Framework Agreement are determined by reference to the applicable fees and changes specified by the PBOC and the CBRC for the relevant services from time to time, and if neither the PBOC nor the CBRC has specified a fee or charge for a particular service, then the services will be provided by Sinopec Finance Company Limited on terms no less favourable than terms available from commercial banks in China.

The Company will settle the fees and charges by way of cash payments.

Caps: For the three years ending 31 December 2007, the annual fees payable in relation to provision of financial services to China Petrochemical Corporation and its associates shall not, in aggregate, exceed the caps of RMB 6.0 million, RMB 7.0 million and RMB 9.0 million, respectively.

The caps referred to above are determined with reference to:

(a)	the previous transactions conducted and transaction amounts in respect of provision of financial services by China Petrochemical Corporation and its associates;

(b)	the Company’s estimate of its business growth;

(c)	the volume of the Company’s sale and purchase transactions involving the use of financial services; and

(d)	the Company’s estimate of the increase in the market price of financial services.

The Company expects to incur additional costs for financial services, as a result of the Company’s anticipated increase in its purchases of raw materials and the sales of petroleum products.

3. BOARD APPROVAL & APPROVAL OF INDEPENDENT SHAREHOLDERS

At the 22nd meeting of the 4th session of the Board of Directors on 28 April 2005, the Board approved each of the Continuing Connected Transactions and the execution of the Framework Agreements.

The Board takes the view that the terms of the Continuing Connected Transactions and the Framework Agreements are fair and reasonable, on normal commercial terms and are entered into in the usual and ordinary course of business and that the Continuing Connected Transactions and the Framework Agreements are in the interests of the Company and its Shareholders as a whole. The view of the independent non-executive directors, subject to the advice of an independent financial adviser, will be stated in a circular to be despatched to the Shareholders.

The Company will seek independent Shareholders’ approval of the terms of the Continuing Connected Transactions and the Framework Agreements and the caps for the years ending 31 December 2005, 31 December 2006 and 31 December 2007 on the relevant Continuing Connected Transactions. In addition, the Company shall comply with the relevant requirements under Chapter 14A of the Listing Rules in relation to the Continuing Connected Transactions and the Framework Agreements.

4. DESPATCH OF SHAREHOLDERS’ CIRCULAR

The Company will appoint an independent financial adviser to the independent board committee. A circular containing, amongst other things, details of the terms of the Continuing Connected Transactions and the Framework Agreements, letters from the Independent Board Committee and from the independent financial adviser and a notice to Shareholders convening an extraordinary general meeting of the Company to approve the terms of the Continuing Connected Transactions and the Framework Agreements and the caps for the years ending 31 December 2005, 31 December 2006 and 31 December 2007 on the relevant Continuing Connected Transactions will be despatched to the Shareholders as soon as practicable.

5. GENERAL INFORMATION

The Company is a highly integrated entity which processes crude oil into synthetic fibres, resins, plastics, intermediate petrochemicals and petroleum products.

6. APPROVAL PROCEDURES

6.1 The Continuing Connected Transactions were approved by the Directors at the 22nd meeting of the fourth session of the Board. Directors Mr. Liu Wenlong and Mr. Zhang Baojian who were deemed interested in these transactions abstained from voting at the meeting of Board.

6.2 Prior to the approval by the Board, information relating to the Continuing Connected Transactions were submitted to independent non-executive directors for review and approval. Independent non-executive directors of the Company considered the above transactions were carried out in the normal course of business and conducted in accordance with market principles. The prices related to the connected transactions were determined on the basis of the market prices and were fair and reasonable. The Continuing Connected Transactions and the relevant agreements complied with the market principles on a fair and reasonable basis and nothing contained therein was contrary to the interests of the Company and its minority shareholders.

6.3 The Continuing Connected Transactions will be subject to approval at the annual general meeting. Shareholders who are interested in the Continuing Connected Transactions will abstain from voting at the annual general meeting.

7. DOCUMENTS AVAILABLE FOR INSPECTION

7.1 Agenda and resolutions for the 22nd meeting of the fourth session of the Board;

7.2 Opinions provided by independent non-executive directors; and

7.3 Copies of the connected transaction contracts for past years.

8. DEFINITIONS

In this announcement, unless the context otherwise requires the following expressions have the following meanings

“associate”	has the meaning given to it by the Hong Kong Listing Rules

“Board”	the board of directors of the Company

“CBRC”	hina Banking Regulatory Commission

“China Petrochemical Corporation”	a wholly State-owned company organized in the PRC

“China Petroleum & Chemical Corporation”	a company organised in the PRC and listed on the Main Board of the Hong Kong Stock Exchange as well as in New York, London and Shanghai.

“Company”	Sinopec Shanghai Petrochemical Company Limited, a company organized in the PRC and listed on the Main Board of the Hong Kong Stock Exchange as well as in Shanghai and New York

“Continuing Connected Transactions”	the on-going connected transactions to be conducted by the Company and China Petrochemical Corporation and its associates in respect of (i) purchases by the Company of raw materials, (ii) sales by the Company of petroleum products, (iii) sales by the Company of petrochemical products, (iv) agency sales by the Company of petrochemical products, (v) provision by China Petrochemical Corporation of transportation services, provision by China Petrochemical Corporation of design and construction services, provision by China Petrochemical Corporation of insurance services and provision by China Petrochemical Corporation of financial services

“Comprehensive Services Framework Agreement”	the framework agreement to be entered into between the Company and China Petrochemical Corporation in relation to the provision by China Petrochemical Corporation and its associates of certain services to the Company

“Director(s)”	director(s) of the Company, including independent non-executive directors

“Framework Agreements”	the Sales and Purchases Framework Agreement and the Comprehensive Services Framework Agreement

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Hong Kong Listing Rules”	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Independent Board Committee”	the committee of independent non-executive Directors, consisting of Gu Chuanxun, Wang Xingyu, Wang Yongshou and Chen Xinyuan, formed to advise the Independent Shareholders in respect of the terms of the Continuing Connected Transactions and the caps for three years ending 31 December 2007 on the relevant Continuing Connected Transactions

“Independent Shareholders”	shareholders other than China Petroleum & Chemical Corporation and its associates

“PBOC”	People’s Bank of China

“RMB”	Renminbi, the lawful currency of China

“Sales and Purchases Framework Agreement”	the framework agreement to be entered into between the Company and China Petroleum & Chemical Corporation in relation to the sale and purchase of certain raw materials, petroleum products and petrochemical products.

“Shanghai Listing Rules”	the listing rules of the Shanghai Stock Exchange.

“Shareholders”	the shareholders of the Company

As at the date of this announcement, the executive directors of the Company are Lu Yiping, Rong Guangdao, Du Chonyjun, Han Zhihao, Wu Hajun and Gao Jinping; the non-executive directors of the Company are Liu Wenlong and Zhang Baojian, and the independent non-executive directors of the Company are Gu Chuanxun, Wang Yongshou, Wang Xingyu and Chen Xinyuan.

By Order of the Board
Zhang Jingming
Company Secretary

Shanghai, PRC, 28 April 2005

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Resolutions of the 22nd Meeting of

the Fourth Session of the Board of Directors

This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The board of directors of Sinopec Shanghai Petrochemical Company Limited (the “Company”) and its directors collectively and individually accept full responsibility for the authenticity, accuracy and completeness of the information contained in this report and confirm that the report does not contain any false or misleading information, or has any omissions.

The directors were informed in respect of the 22nd meeting of the fourth session of the board of directors of the Company (the “Meeting”) via facsimile on 18 April 2005. The Meeting was held on 28 April 2005 at the Conference Room, 8/F of the Company’s headquarters. Of the 12 directors entitled to attend the Meeting, 11 of them attended the Meeting. Mr Liu Wenlong was engaged in business and did not attend the Meeting. He had appointed the Chairman Mr. Lu Yiping as his irrevocable voting proxy which complied with the PRC Company Law and the articles of association of the Company. Some of the supervisors and senior management staff members of the Company attended the Meeting. The Meeting considered and approved the following resolutions:

Resolution 1 The 2005 first quarterly report: the authorization given to the secretary to the board of directors to submit the report to The Stock Exchange of Hong Kong Limited, the Shanghai Stock Exchange and the New York Stock Exchange; the announcement of the first quarterly report after 4:00 p.m. on 28 April 2005 and the publication of the report in designated newspapers of Hong Kong and Shanghai on 29 April 2005 were considered and approved (with 12 votes in favor, 0 vote against, 0 abstention);

Resolution 2 The filing of the 20-F with the Securities and Exchange Commission of the USA and the submission of the relevant information in respect of the board of directors meeting to the New York Stock Exchange were considered and approved (with 12 votes in favor, 0 vote against, 0 abstention);

Resolution 3 The nominations of Mr Rong Guangdao, Mr Du Chongjun, Mr Han Zhihao, Mr Wu Haijun, Mr Gao Jinping, Mr Shi Wei, Mr Lei Dianwu, Mr Xiang Hanyin, Mr Chen Xinyuan, Mr Sun Chiping, Mr Jiang Zhiquan and Mr Zhou Yunnong as candidates for the fifth session of the board of directors were considered and approved (with 12 votes in favor, 0 vote against, 0 abstention), among whom Mr Chen Xinguan, Mr Sun Chiping, Mr Jiang Zhiquan and Mr Zhou Yunnong were candidates for independent directors (see Appendix for biographies of the candidates); and the same be submitted to the general meeting for election;

Resolution 4 The continuing connected transactions were considered and approved (with 10 votes in favor, 0 vote against, 0 abstention). Connected directors Mr Liu Wenlong and Mr Zhang Baojian abstained from voting at the resolution. The resolution will be submitted to the extraordinary general meeting for approval;

Resolution 5 The transfer of the Company’s 12.67% equity interests in China Jin Shan United Trading

Company Limited to China Petrochemical International Company Limited with a consideration of RMB10,000,000 was considered and approved (with 10 votes in favor, 0 vote against, 0 abstention). Connected directors Mr Liu Wenlong and Mr Zhang Baojian abstained from voting at the resolution;

Resolution 6 “THAT” to approve the proposal from the board of directors of the Company in respect of the amendments to the articles of association and its appendix of the Company; and to authorize the board of directors to amend the wording and handle other related matters in respect of the following amendment proposal in accordance with the requirements of the relevant approval authorities and the regulations of the stock exchanges on which the Company’s share were listed:

I. Articles of Association

1.	The following is added to become Article 10 of the Articles of Association:

“The Company shall take steps to establish a healthy investor relations management system and also take the initiative to strengthen the communication and exchange with shareholders especially public shareholders by different ways. The secretary to the board of directors of the Company is responsible for the work of investor relations management.”

2.	The original Article 55 of the Articles of Association is renumbered as Article 56 and the following is added to become paragraph 1 of that article:

“The Controlling Shareholder and beneficial controllers of the Company have fiduciary duties toward the Company, its public shareholders and other shareholders. The Controlling Shareholder shall exercise its rights as contributor strictly in compliance with the law. The Controlling Shareholder shall not jeopardize the lawful interests of the Company, public shareholders and other shareholders by way of connected transactions, profit allocation, asset reorganization, external investments, fund misappropriation and borrowing undertaking, nor shall it jeopardize the interests of the Company, public shareholders and other shareholders by utilizing its controlling position.”

The original paragraph 1 is changed to become paragraph 2.

3.	The original Article 67 of the Articles of Association is renumbered as Article 68 and the following is added to become paragraph 2 of that article:

“The Company convened a general meeting of shareholders to consider and approve Article 93 of the Articles that is related to the resolutions of public shareholders. The Company shall reannounce the notice of the general meeting of shareholders within three days after the date of share registration notwithstanding that a notice of the general meeting of shareholders has been issued.”

4.	The original Article 67 of the Articles of Association is renumbered as Article 68 and a clause is added to the end of the article so as to become Article 69 of the Articles of Association:

“Conditional upon the legality and validity of the shareholders’ general meeting as ensured by the Company, various ways and methods including the use of contemporary information techniques such as the setting up of a voting platform by means of internet will be adopted, in order to extend the proportion of public shareholders who can participate in the shareholder’s general meeting.”

5.	The original Article 90 of the Articles of Association is renumbered as Article 92 and a clause is added to the end of the article so as to become Article 93 of the Articles of Association:

“The following issues shall require approval on resolutions submitted to the shareholders’ general meeting of the Company, and the approval by more than one half of the voting rights held by the public shareholders who are present at the meeting and having the domestic shares listed on the domestic market, in order for such issues to take effect or to submit such issues for application:

(1)	the issuance of new shares to public shareholders of the Company (including overseas-listed foreign shares or other title certificates with a share nature, except for the overseas-listed foreign shares that are, upon approval at the shareholders’ general meeting by way of a special resolution, issued by the Company at a 12-month interval with a volume not exceeding 20% of the foreign shares in issue), issuance of convertible bonds of the Company or placing of shares to existing shareholders (other than those promised to be fully subscribed by the Controlling Shareholder in cash prior to the meetings);

(2)	major asset reorganization of the Company, pursuant to which the total amount of assets purchased has exceeded the audited net nominal value of the assets purchased by 20% or above;

(3)	the repayment of debts owed to the Company with the equities held by the shareholders in the Company;

(4)	the foreign listing of the subsidiaries of the Company which has a material effect on the Company;

(5)	any relevant matter which has a material effect on the interests of the public shareholders during the development of the Company.

A shareholders’ general meeting will be convened to approve and consider the resolutions stated above. A voting platform by way of internet should be provided to shareholders if the technical conditions allow.”

6.	The original Article 107 of the Articles of Association is renumbered as Article 110 and a clause is added to the end of the article so as to become Article 111 of the Articles of Association:

“The independent directors shall perform their duties faithfully to protect the interests of the Company, and should particularly ensure that the lawful interests of public shareholders shall not be jeopardized.

Independent directors shall perform their duties independently and none of them shall be influenced by the Company’s substantial shareholders, beneficial controllers or entities or parties that are interested in the Company, its substantial shareholders or beneficial controllers.”

7.	It was provided in the original section (5) of Article 110 of the Articles of Association:

“Before a shareholders’ general meeting is held to elect independent directors, the Company should submit relevant materials regarding all nominees simultaneously to the China Securities Regulatory Commission (the “CSRC”) the local representative organ of the CSRC in the locality where the Company is situated, and to the stock exchanges on which the Company’s shares are listed. If the board of directors have any objections to the nominees, it should also submit its written opinions at the same time. Where the CSRC has an objection to a nominee, that person shall not be a candidate for election as an independent director. When convening a shareholders’ general meeting to elect independent directors, the board of directors of the Company should explain whether the CSRC has any objections to any of the candidates for election as independent director.”

It is hereby renumbered as section (5) of Article 114 and is amended as follows:

“When a notice convening the shareholders’ general meeting for the election of independent directors is announced, the Company should submit relevant materials regarding all nominees simultaneously to the stock exchanges authorized by the securities regulatory and administrative organs under the State Council on which the Company’s shares are listed. If the board of directors have any objections to the nominees, it should also submit its written opinions at the same time. Where the relevant stock exchanges have any objections to a nominee, that person shall not be a candidate for election as independent director. When convening a general meeting of shareholders to elect independent directors, the board of directors of the Company should explain whether the relevant stock exchanges have any objections to any of the candidates for election as independent director.”

8.	The original Article 113 of the Articles of Association is renumbered as Article 117 and the following is added to become section (9) of that article:

“Independent directors and other members of the board of directors are elected separately.”

9.	It was provided in paragraph 2 of the original Article 116 of the Articles of Association:

“If the resignation of an independent director would lead the board of directors of the Company to have less than the minimum proportion of independent directors required by the Articles, then such independent director’s notice of resignation will become effective only after a new director has been appointed to fill the vacancy so caused by his resignation.”

It is hereby renumbered as paragraph 2 of Article 120 and is amended as follows:

“If the resignation of an independent director would lead the board of directors of the Company to have less than the minimum proportion of independent directors required by these Articles, then such independent director should continue to perform his/her duties in compliance with the requirements of the law, administrative regulations and the Articles until the commencement of the term of an elected replacement. The board of directors should convene a shareholders’ general meeting to elect a new independent director within two months. If a shareholders’ general meeting is not convened within the prescribed period, such independent director does not have to perform the duties thereafter.”

10.	It was provided in the original Article 119 of the Articles of Association:

“Other than the authorities as provided in the Company Law, other relevant laws, administrative regulations and the Company’s Articles, independent directors shall have the following additional special authorities:

(1)	Major connected transactions that must be approved by the board of directors or shareholders’ general meeting (as determined by the standards set from time to time by the authorized regulatory bodies) should be submitted to the board of directors for discussion only after approval by the independent directors. When the board of directors has passed a resolution regarding a connected transaction of the Company, such resolution will be valid conditional upon the signatures by the independent directors. Before the independent directors make their decision, they may appoint an intermediary to prepare an independent financial adviser’s report to serve as the basis of their decision;

(2)	To propose to the board of directors the appointment or removal of auditors;

(3)	Two independent directors or more than half of the independent directors may request that the board of directors to convene an extraordinary general meeting of shareholders;

(4)	To propose the convening of a meeting of the board of directors;

(5)	To independently appoint external auditors and consulting bodies;

(6)	To solicit proxies from shareholders prior to shareholders’ general meetings;

(7)	To directly report circumstances to the shareholders, securities regulatory authorities of the State Council and other relevant departments.

When independent directors exercise their authorities other than those set out in paragraphs (1) and (3) above, they must obtain the agreement of more than half of the independent directors.

If the proposals above are not adopted or the above authorities may not be effectively exercised, the Company should disclose the relevant circumstances.”

It is hereby renumbered as Article 123 and is amended as follows:

“Major connected transactions of the Company as well as the appointment or removal of auditors shall require the approval by more than one half of the independent directors before presenting to the board of directors for discussion. The proposal to convene an extraordinary general meeting of shareholders by independent directors to the board of directors, the proposal to convene a meeting of the board of directors and the solicitation of proxies from shareholders publicly prior to the shareholders’ general meeting shall require approval by more than one half of independent directors. Subject to the approval by all independent directors, the independent directors may independently appoint external auditors and consulting bodies to conduct auditing and consultation on specific issues and the relevant costs shall be borne by the Company.”

11.	The original Article 120 of the Articles of Association is renumbered as Article 124 and a clause is added to the end of the article so as to become Article 125 of the Articles of Association:

“The independent directors shall attend the meeting of the board of directors regularly in order to understand the production and operation of the Company, initiate investigation, and obtain the situation and information necessary for making decisions. An annual report from all independent directors describing the situations regarding the performance of their duties should be submitted by the independent directors to the annual general meeting of the Company.”

12.	The following is added to Article 126 of the Articles of Association:

“The Company shall establish a system governing the work of independent directors. The secretary to the board of directors shall take the initiative to assist the independent directors for the performance of their duties. The Company shall provide the independent directors with working conditions necessary for the performance of their duties. It has to ensure that the independent directors have the rights to be informed same as that of other directors, and to provide the independent directors with relevant materials and information in a timely manner. It shall provide regular reports on its operation and organize on-site visits for independent directors when necessary.”

13.	It was provided in paragraph 1 of the original Article 132 of the Articles of Association:

“If an independent director fails to attend three consecutive board meetings in person, the board of directors shall propose to the shareholders’ general meeting that such independent director be removed. Except in the situation already mentioned and those set out in the Company Law prohibiting a person to act as a director, an independent director cannot be removed from his/her office before the expiry of his/her term without cause. Where an independent director is removed from office before the expiry of his/her term, the Company shall make special disclosure of the termination of office. The independent director being removed may make a public declaration if he/she believes that he/she has been improperly removed from office.”

It is hereby renumbered as paragraph 1 of Article 138 and is amended as follows:

“If an independent director fails to attend three consecutive board meetings in person, the board of directors shall propose to the shareholders’ general meeting that such independent director be removed. Before the expiry of his term of office, an independent director cannot be removed from his/her office without a cause. Where an independent director is removed from office before the expiry of his/her term, the Company shall make special disclosure of the termination of office. The independent director being removed may make a public declaration if he/she believes that he/she has been improperly removed from office.”

14.	The original Article 195 of the Articles of Association is renumbered as Article 201 and a clause is added to the end of the article so as to become Article 202 of the Articles of Association:

“If there is any profit that may be distributed to its shareholders, the Company shall take steps to implement a profit distribution method based on a high regard to providing a reasonable investment return to shareholders as well as the principle of ensuring reasonable capital requirements of the Company.”

II. Rules of Procedures for Shareholders’ General Meetings

15.	Article 13 (2) of the Rules of Procedures for Shareholders’ General Meetings:

“(2)	Asset transactions:

1.	The Company shall take into the account of the following four test indicators when acquiring or selling assets: (1) the total assets ratio: derived from dividing the total value in connection with acquiring or selling assets (as stated in the most recent audited financial report, valuation report or capital verification report) by the most recent audited total assets value of the Company; (2) the net acquired profit (loss) ratio: derived from dividing the absolute value of the net profit or loss relating to the acquired assets (as stated in the audited financial report of the preceding year) by the absolute value of the audited net profit or loss of the Company of the preceding year; (3) the net sold profit (loss) ratio: derived from dividing the absolute value of the net profit or loss relating to the assets sold (as stated in the audited financial report of the preceding year) or the profit or loss arising from such transaction by the absolute value of the audited net profit or loss of the Company of the preceding year; (4) the transaction value ratio: derived from dividing the transaction value of assets acquisition (taken into account the indebtedness, expenses, etc. assumed therefrom) by the most recent audited total net assets value of the Company.

The shareholders’ general meeting shall examine and approve any project of which any ratio as set forth above exceeds 50%; it shall delegate the board of directors the power to examine and approve any project of which all four ratios as set forth above are less than 50%.

2.	In the course of carrying out a fixed assets transaction, if the sum of the estimated value of the fixed assets proposed to be transacted and the value derived from the fixed assets which have been transacted within four months prior to such transaction proposal exceeds 33% of the value of the fixed assets as shown in such balance sheets as being considered at the most recent shareholders’ general meeting, the shareholders’ general meeting shall examine and approve such transaction. The board of directors shall neither transact nor agree to transact such fixed assets without prior approval by the shareholders’ general meeting.

For the purposes of these Rules, the term “transaction” of fixed assets includes the transfer of certain interests in the assets but excluding the usage of fixed assets for the provision of guarantee.

The validity of any fixed assets transaction undertaken by the Company shall not be affected by any breach of the first item of this article.

(3)	In the event that any of the above investment or asset transactions constitutes a connected transaction in accordance with the regulatory requirements governing its listing venue, such matter shall be handled according to the relevant requirements.”

It is hereby amended as follows:

“(2)	Transactions and asset transactions:

1.	When entering into any transaction as referred to in the “Listing Rules Governing the Listing of Shares on the Shanghai Stock Exchange”, whether or not such transaction shall be examined and approved by the shareholders’ general meeting will be determined in accordance with the provisions of the “Listing Rules Governing the Listing of Shares on the Shanghai Stock Exchange”. With respect to any transaction which shall not be examined and approved by the shareholders’ general meeting, it shall be examined and approved by the Board of Directors’ Meetings or other authorized persons in accordance with the “Rules of Procedures for Board of Directors Meetings”.

2.	In the course of carrying out a fixed assets transaction, if the sum of the estimated value of the fixed assets proposed to be transacted and the value derived from the fixed assets which have been transacted within four months prior to such transaction proposal is greater than 33% of the value of the fixed assets as shown in such balance sheets as being considered at the most recent shareholders’ general meeting, the shareholders’ general meeting shall examine and approve such transaction. The disposal of fixed assets at a value not greater than 33% shall be examined and approved by the board of directors.

For the purposes of these Rules, the term “transaction” of fixed assets includes the transfer of certain interests in the assets but excluding the usage of fixed assets for the provision of guarantee.

The validity of any fixed assets transaction undertaken by the Company shall not be affected by any breach of the first item of this article.

(3)	In the event that any of the above investment, transaction or asset transaction constitutes a connected transaction in accordance with the regulatory requirements governing its listing venue, such matter shall be handled according to the relevant requirements.”

16.	Article 17 of the Rules of Procedures for Shareholders’ General Meetings:

“In the event that more than two independent directors or more than one-half of the number of independent directors propose to convene an extraordinary general meeting, such directors shall be responsible to propose the resolutions in relation thereto. In the event that the board of directors does not agree to convene the extraordinary general meeting, the relevant details shall be disclosed.”

It is hereby amended as follows:

“In the event that more than one-half of the number of independent directors propose to convene an extraordinary general meeting, such directors shall be responsible to propose the resolutions in relation thereto. In the event that the board of directors does not agree to convene the extraordinary general meeting, the relevant details shall be disclosed.”

17.	The following is added to become Article 27(5) of the Rules of Procedures for Shareholders’ General Meetings:

“In the event that a shareholders’ general meeting is to be convened for the purpose to examine and approve the matters referred to the Articles of Association that require to be voted upon by public shareholders, after the publication of the notice of the shareholders’ general meeting, the same shall be published again three days after the closure of register.”

18.	The following is added to become Article 59(9) of the Rules of Procedures for Shareholders’ General Meetings:

“(9) Independent Directors and other members of the Board of Directors shall be elected separately.”

19.	The following is added to Article 61 of the Rules of Procedures for Shareholders’ General Meetings as Article 62:

“The following issues shall require approval on resolutions submitted to the shareholders’ general meeting of the Company, and the approval by more than one half of the voting rights hely by the public shareholders who are present at the meeting and having the domestic shares listed on the domestic market in order to take effect or to submit for application:

(1)	the issuance of new shares to public shareholders of the Company (including overseas-listed foreign shares or other title certificates with a share nature, except for the overseas-listed foreign shares that are, upon approval at the shareholders’ general meeting by way of a special resolution issued by the Company at a 12-month interval with a volume not exceeding 20% of the foreign shares in issue), issuance of convertible bonds of the Company or placing of shares to existing shareholders (other than those promised to be fully subscribed by the Controlling Shareholder in cash prior to the meetings);

(2)	major asset reorganization of the Company, pursuant to which the total amount of assets purchased has exceeded the audited net nominal value of the assets purchased by 20% or above;

(3)	the repayment of debts owed to the Company with the equities held by the shareholders in the Company;

(4)	the foreign listing of the subsidiaries of the Company which has a material effect on the Company;

(5)	any relevant matter which has a material effect on the interests of the public shareholders during the development of the Company.”

20.	It was provided in the original Article 79 of the Rules of Procedures for Shareholders’ General Meetings:

“In the event that any matter not covered herein contradicts the requirements of the law, administrative regulations, other relevant regulatory documents as promulgated from time to time and the Articles, such law, administrative regulations, other relevant regulatory documents and the Articles shall prevail.”

It is now renumbered as Article 80, and is amended as follows”

“In the event that any matter not covered herein contradicts the requirements of the law, administrative regulations, other relevant regulatory documents as promulgated from time to time, such law, administrative regulations, other relevant regulatory documents shall prevail.”

III. Rules of Procedures for Board of Directors’ Meetings

21.	Article 10(1) of the Rules of Procedures for Board of Directors’ Meetings:

“Power and authorities of the Board in relation to the decisions on assets transactions

(1)	The Company shall take into the account of the following four test indicators when acquiring or selling assets: (1) the total assets ratio: derived from dividing the total value in connection with acquiring or selling assets (as stated in the most recent audited financial report, valuation report or capital verification report) by the most recent audited total assets value of the Company; (2) the net acquired profit (loss) ration: derived from dividing the absolute value of the net profit or loss relating to the acquired assets (as stated in the audited financial report of the preceding year) by the absolute value of the audited net profit or loss of the Company of the preceding year; (3) the net sold profit (loss) ratio: derived from dividing the absolute value of the net profit or loss relating to the assets sold (as stated in the audited financial report of the preceding year) or the profit or loss arising form such transaction by the absolute value of the audited net profit or loss of the Company of the preceding year; (4) the transaction value ratio: derived from dividing the transaction value of assets acquisition (taken into account the indebtedness, expenses, etc. assumed therefrom) by the most recent audited total net assets value of the Company.

The Board shall examine and approve any project of which any ratio as set forth above is less than 50% and may, within the scope of its authority, authorize the executive director committee to examine and approve any project of which any ratio as set forth above is less than 50% and authorize the general manager to examine and approve any project of which any ratio as set forth above is less than 10%.”

It is hereby re-numbered as Article 10 of the Rules of Procedures for Board of Directors’ Meetings, and is amended as follows:

“Power and authorities of the Board in relation to non-connected transactions

(1)	When entering into any non-connected transaction as referred to in the “Listing Rules Governing the Listing of Shares on the Shanghai Stock Exchange” not requiring the examination and approval of the Company’s Shareholders’ General Meeting, the Company shall calculate the following five test indicators: (i) the total assets ratio: derived from dividing the total value of the assets (the higher of book value and appraised valued) involved in the transaction by the latest audited total assets value of the Company; (ii) the transaction value ratio: derived from dividing the consideration of the transaction (taken into the account of the indebtedness and expenses incurred) by the latest audited total net assets value of the Company; (iii) the ratio of profit derived from the transaction: derived from dividing the absolute value of the profit derived from the transaction by the absolute value of the latest audited net profit of the Company; (iv) the ratio of income from principal operations: derived from dividing the absolute value of the income derived from the relevant principal operations which is the subject of the transaction for the latest financial year by the absolute value of the income from principal operations of the Company for the latest financial year; (v) the ratio of net profit derived from the subject of the transaction: derived from dividing the absolute value of the net profit for the latest financial year relating to the subject of the transaction by the absolute value of the audited net profit of the Company;

(2)	The Board shall examine and approve any transaction of which the total assets ratio as set forth in (i) of item (1) above is not less than 10%, and shall authorize the executive director committee to examine and approve any transaction of which the ratio is less than 10% and not less than 1%, and shall authorize the general manager to examine and approve any transaction of which the ratio is less than 1%.

(3)	The Board shall examine and approve any transaction of which the transaction value ratio as set forth in (ii) of item (1) above is not less than 10% and the absolute value of the transaction amount is not less than RMB10 million, and shall authorize the executive director committee to examine and approve any transaction of which the ratio is less than 10% and not less than 5% or the absolute value of the transaction amount is less than RMB10 million and not less than RMB5 million, and shall authorize the general manager to examine and approve any transaction of which the ratio is less than the limit on the power of the executive director committee.

(4)	The Board shall examine and approve any transaction of which the ratio of profit derived from the transaction as set forth in (iii) of item (1) above is not less than 10% and the absolute value of the profit derived from the transaction is not less than RMB1 million, and shall authorize the executive director committee to examine and approve any transaction of which the ratio is less than 10% and not less than 5% or the absolute value of the profit derived from the transaction is less than RMB1 million and not less than RMB0.5 million, and shall authorize the general manager to examine and approve any transaction of which the ratio is less than the limit on the power of the executive director committee.

(5)	The Board shall examine and approve any transaction of which the ratio of income from principal operations as set forth in (iv) of item (1) above is not less than 10% and the absolute value of the transaction amount is not less than RMB10 million, and shall authorize the executive director committee to examine and approve any transaction of which the ratio is less than 10% and not less than 5% or the absolute value of the income from principal operations for the latest financial year of the subject of the transaction is less than RMB10 million and not less than RMB5 million, and shall authorize the general manager to examine and approve any transaction of which the ratio is less than the limit on the power of the executive director committee.

(6)	The Board shall examine and approve any transaction of which the ratio of net profit derived from the subject of the transaction as set forth in (v) of item (1) above is not less than 10% and the absolute value of the net profit from the subject of the transaction is not less than RMB1 million, and shall authorize the executive director committee to examine and approve any transaction of which the ratio is less than 10% and not less than 5% or the absolute value of the net profit derived from the subject of the transaction is less than RMB1 million and not less than RMB0.5 million, and shall authorize the general manager to examine and approve any transaction of which the ratio is less than the limit on the power of the executive director committee.

22.	Article 10(2) of the Rules of Procedures for Board of Directors’ Meetings:

“In the course of carrying out a fixed assets transaction, if the sum of the estimated value of the fixed assets proposed to be transacted and the value derived from the fixed assets which have been transacted within four months prior to such proposed transactions does not exceed 33% of the value of the fixed assets as shown in such balance sheets as being considered at the most recent shareholders’ general meeting, the Board shall be entitled to make the relevant decisions.”

It is hereby re-numbered as Article 11 of the Rules of Procedures for Board of Directors’ Meetings, with the heading of such article as:

“Limits on the power and authorities for decisions in relation to assets transactions”

23.	The following is added to become Article 12 of the Rules of Procedures for Board of Directors’ Meetings:

“Power and authorities in relation to connected transactions:

(1)	With respect to any connected transaction as referred to in the “Listing Rules Governing the Listing of Shares on the Shanghai Stock Exchange” being entered into with connected legal persons not requiring to be voted upon and passed at the Shareholders’ General Meeting, the Company’s Board shall approve any transaction with an amount of more than RMB3 million and accounting for more than 5% of the absolute value of the latest audited net assets of the Company, and shall authorize the executive director committee to examine and approve any transaction of which the ratio is less than the limit on the power of the Board.

(2)	With respect to any connected transaction as referred to in the “Listing Rules Governing the Listing of Shares on the Shanghai Stock Exchange” being entered into with connected natural persons not requiring to be voted upon and passed at the Shareholders’ General Meeting, the Company’s Board shall approve any transaction with an amount of more than RMB0.3 million, and shall authorize the executive director committee to examine and approve any transaction with an amount less than RMB0.3 million.”

24.	The following is added to become Article 13 of the Rules of Procedures for Board of Directors’ Meetings:

“Power and authorities in relation to the decisions on external guarantees:

The grant of guarantee by the Company to any entity outside the Group shall be examined and approved by more than two third of all members of the Board.

The amount involved in any single guarantee being granted by the Company shall not exceed 5% of the net assets as stated in the consolidated financial statements for the latest financial year. The total amount involved in the guarantees being provided to any single entity shall not exceed 10% of the net assets as stated in the consolidated financial statements for the latest financial year. The total amount involved in the external guarantees of the Company shall not exceed 50% of the net assets as stated in the consolidated financial statements for the latest financial year. The Company shall not, whether directly or indirectly, provide guarantee for the indebtedness of any entity outside the Group whose gearing ratio exceeds 70%. The provision of any guarantee by the Company to any external party shall require the party concerned to provide appropriate collateral.”

Other terms of the “Articles of Association”, the “Rules of Procedures for Shareholders’ General Meetings” and the “Rules of Procedures for Board of Directors’ Meetings” shall be re-numbered accordingly. The references made in the “Articles of Association” and the “Rules of Procedures for Shareholders’ General Meetings” (if any) shall be re-numbered accordingly.

This resolution has to be submitted to the general meeting for consideration and approval, among which the new Article 93 of “Articles of Association” and the new Article 62 of “Rules of Procedures for Shareholders’ General Meetings” have to be submitted to the H Shares class meeting for consideration and approval.

Resolution 7 Sales and Purchases Framework Agreement, Comprehensive Services Framework Agreement and the related Continuing Connected Transaction, the setting-up of an independent board committee advising independent shareholders; drafts of the continuing connected transaction announcement and the related circular to shareholders; the authorization of Mr Rong Guangdao, director, to make appropriate amendments to the connected transaction announcement and the related circular to shareholders; and the distribution of the circular to shareholders on or about 12 May were considered and approved (with 12 votes in favor, 0 vote against, 0 abstention).

Mr Gu Chuanxun, Mr Wang Yongshou, Mr Wang Xingyu and Mr Chen Xinyuan, independent directors of the Company, did not pose any objection to the appointment and release of senior management staff.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, 28 April 2005

As at the date of this announcement, the executive directors of the Company are Lu Yiping, Rong Guangdao, Du Chonyjun, Han Zhihao, Wu Hajun and Gao Jinping; the non-executive directors of the Company are Liu Wenlong and Zhang Baojian, and the independent non-executive directors of the Company are Gu Chuanxun, Wang Yongshou, Wang Xingyu and Chen Xinyuan.

APPENDIX:

CANDIDATES FOR DIRECTORS:

Rong Guangdao, 49, is the Vice Chairman and President of the Company. Mr. Rong joined the Complex in 1973 and has held various positions, including Deputy Director of the No.1 Chemical Plant and Deputy Director and Director of the Ethylene Plant. In April 1994 he was appointed Vice President of the Company, responsible for production and planning, and in June 1995 he was elected Director of the Company. In October 2003, Mr. Rong was appointed the President of the Company. In May 2004, Mr. Rong was elected the Chairman of the China Jinshan Associated Trading Corporation. In June 2004, Mr. Rong was elected as Vice Chairman of the Board of Directors of the Company. Mr. Rong has many years of experience in organizing and directing large scale petrochemical production and human resource development. In 1985 Mr. Rong graduated from the Automated Instrument Department of the Shanghai Petrochemical College for Workers and Staff Members. In 1997 he obtained an MBA from China Europe International Business School. He is a senior engineer.

Du Chongjun, 50, is the Secretary of the Communist Party Committee and the Vice Chairman of the Company. He joined the Complex in 1974 and has held various positions, including General Manager, Secretary and Deputy Secretary of the Communist Party Committee of the Acrylic Fibre Plant of the Complex, General Manager and the Secretary of the Communist Party Committee of Shanghai Jinyang Acrylic Fibre Plant and General Manager of the Acrylic Business Division of the Company. In May 1999 he was the Deputy Secretary of the Communist Party Committee and the Secretary of the Communist Party Discipline Supervisory Committee. From June 1999 to June 2004 he was the Chairman of the Supervisory Committee of the Company. In October 2003 he was appointed the Secretary of the Communist Party Committee. In June 2004, Mr. Du was appointed the Vice Chairman of the Board of Directors of the Company. Mr. Du has extensive experience in large scale enterprise operation, management and internal supervision. Mr. Du graduated in enterprise management from East China Institute of Chemical Technology in 1986. In 1999 Mr. Du graduated in computer application management from Shanghai Second Polytechnic University. He is a senior economist.

Han Zhihao, 53, is Executive Director and Chief Financial Officer of the Company. Mr. Han joined the Complex in 1976 and held various positions including Deputy Director of the Vehicle Transportation Department, Deputy Director and Director of the Finance Department of the Complex, Director of the Finance Department and Deputy Chief Accountant of the Company. In 1998, he was Chief Accountant of the Company. In October 2003, he was Chief Financial Officer of the Company. In June 2004 he was elected a Director of the Company. He graduated from Shanghai University of Finance and Economics with a major in financing and accounting (self studies) in 1990. He obtained an MBA form East China University of Science and Technology—University of Canberra in Australia. Mr. Han is a senior accountant.

Wu Haijun, 42, is Executive Director and Vice President of the Company. Mr. Wu joined the Complex in 1984 and held various positions including Deputy Director and Director of No.2 Chemical Plant and Manager of Petrochemical Business Department of the Company. In May 1999, he was appointed as Vice President of the Company. In June 2004, he was elected as Director of the Company. Mr. Wu graduated from Chemical Engineering Department of Eastern China Petrochemical Institute in 1984 with a bachelor’s degree in chemical engineering. In 1997 he obtained an MBA from China Europe International Business School. He is a senior engineer.

Gao Jinping, 38, is Executive Director, Deputy Secretary of the Communist Party Committee and Chairman of the Trade Union of the Company. Mr. Gao joined the Complex in 1990 and held various positions including Deputy Secretary of the Communist Youth League, Deputy Secretary of the Communist Party Committee of the Experimental Plant and Petrochemical Business Department of the Company and the Director of the Propaganda Division of the Company. In May 2003, Mr. Gao was appointed as Deputy Secretary of the Communist Party Committee and Chairman of the Trade Union of the Company. In June 2004, Mr. Gao was elected as Director of the Board of Directors of the Company. Mr. Gao graduated from the Food Processing Faculty of Shanghai Aquatic Products University with a major in cooling and cold storage technology and obtained a bachelor’s degree in engineering in July 1990. In 2001, he completed his post-graduate industrial economics studies at Shanghai Academy of Social Sciences. He has a senior professional technical qualifications.

Shi Wei, 45, is Vice President of the Company. Mr. Shi joined the Complex in 1982. He was assistant to the manager and then deputy manager of the Refinery and Petrochemical Division of the Company, Manager of the Environmental Department, in April 2001, Secretary of the Communist Party Committee and then Manager of the Refining and Petrochemical Division. In October 2003, Mr. Shi was appointed Vice President of the Company. In 1982, Mr. Shi graduated from East China University of Science and Technology majoring in oil refining engineering and obtained a bachelor’s degree in engineering. Mr. Shi completed the post-graduate studies at East China University of Science and Technology in 1998. Mr. Shi is a senior engineer.

Lei Dianwu, 42, is Director of Development and Planning Division of China Petroleum and Chemical Corporation. Mr. Lei held various positions including Deputy Director of Planning Division of Yangzi Petrochemical Company, Director of the Preparation Office of the JV of Yangzi Petrochemical Company, Vice President and concurrent manager of production division of Yangzi BASF Stylene Company Limited. In October 1995, he was appointed Vice President of Yangzi Petrochemical Company. In December 1997, he acted as Director of Project Development Department in China Dong Lian Petrochemical Limited Liabilities Company ( ); in May 1998, he was Deputy Manager and concurrently Deputy Director of the Joint Venture Office at Yangzi Petrochemical Company; in August 1998, he was Deputy General Manager of Yangzi Petrochemical Limited Liabilities Company. In March 1999, he was on the post practice in Development and Planning Division of China Petrochemical Corporation. In February 2000, he was Deputy Director of Development and Programming Division of China Petrochemical Corporation. From March 2001, he assumed the current position. Mr. Lei has rich experience in enterprise programming and investment development management. Mr. Lei graduated from the East China Petroleum Institute with a major in basic organic chemicals with a bachelor’s degree in engineering. He is a senior engineer.

Xiang Hanyin, 50, is Deputy Director of Chemical Division of China Petroleum & Chemical Corporation. Mr. Xiang joined Yizheng Chemical Fibre Company in February 1982. In August 1992, he was Deputy Director of Chemical Plant of Yizheng Chemical Fibre Company and Director of Chemical Plant of Yizheng Chemical Fibre Co., Ltd in May 1998. From February 2000, he assumed the current position. Mr. Xiang has rich experience in chemical enterprise operating management. Mr. Xiang graduated form Nanjing Chemical College with a major in basic organic chemicals with a bachelor’s degree in engineering. In 1998, he completed post-graduate studies in enterprise management at Nanjing University. He is a senior engineer.

Chen Xinyuan, 40, currently the Dean, Professor and tutor to doctoral students of the College of Accounting, Shanghai University of Finance and Economics, was elected Independent Director of the Company in June 2003. Between June 2000 and June 2003 he was an Independent Supervisor of the Company. After graduation from the Accounting Faculty, Hangzhou College of Commerce in July 1985, Mr. Chen undertook graduated studies at the Accounting Faculty of Shanghai University of Finance and Economics and stayed on as a lecturer. He commenced his doctoral studies in accounting while teaching and received his doctorate in June 1994. He has been a tutor to doctoral students since December 1998. Mr. Chen has also studied in West Germany for one year. He is very familiar with financial accounting, given his experience in the academic aspects of accounting and notable achievements in accounting research. He is also experienced in business management.

Sun Chiping, 47, is President and Secretary of the Communist Party Committee of the Industrial and Commercial Bank of China (“ICBC”), Shanghai Branch. Mr. Sun started to be engaged in Finance in March 1979 and held various positions including accountant, team leader and deputy director of the People’s Bank of China, Shanghai Branch, sub-branch in both Huang Pu and Jin’an Districts. In June 1984, he joined the ICBC, Shanghai Branch, operating division and was the Deputy Secretary of the Communist Committee and the Secretary of the Disciplinary Committee. In June 1990, he was Deputy Director, President and Deputy Secretary of the Communist Party of ICBC, Shanghai Branch, Rep. Office (Sub-branch) in Xu Hui District. In January 1997 he was appointed General Manager of International Business Division of ICBC, Shanghai Branch. In August 1997, he was appointed Assistant to the President of the ICBC, Shanghai Branch and concurrently General Manager of International Business Division of ICBC, Shanghai Branch. In July 1999, he was appointed Deputy President of ICBC Shanghai Branch. In November 2000, he was Deputy President, President and Secretary of the Communist Party Committee of ICBC, Guangdong Branch. From August 2002, he assumed the current position. Mr. Sun has been working in banking business for many years and rich experience in financing management. Mr. Sun graduated from Shanghai University of Finance and Economics with a major in finance. He studied for a master’s degree in Shanghai University of Finance and Economics and Shanghai-Hong Kong Management School and obtained a Master in Economics and an MBA. He is a senior economist.

Jiang Zhiquan, 54, is Secretary of the Communist Party Committee and Chairman of Shanghai Construction (Group) General Company. Mr. Jiang graduated from Shanghai-Hong Kong Management School in July 2000 and obtained an MBA. Mr. Jiang started work in December 1968. From June 1974, Mr. Jiang was a cadre and Deputy Director of Shanghai Construction and Industry Bureau. In January 1985, he was Manager of the Fourth Construction Company of Shanghai. In April 1993, he was Deputy Secretary of the Communist Party Committee (executive) of Shanghai Construction Engineering Administration Bureau. In January 1994, he was Deputy Secretary of the Communist Party Committee (executive) and Vice Chairman of Shanghai Construction (Group) General Company. In August 1996 he was General Manager of Shanghai Construction (Group) General Company. From March 2001, he assumed the current position. Mr. Jiang has rich experience in operating decision making and large-scale enterprise management. He is a senior economist.

Zhou Yunnong, 63, was elected independent supervisor in June 2003. Mr. Zhou graduated from Huadong Normal University in August 1964, majoring in radio. He joined the Shanghai Petrochemical Complex in October 1972, and was appointed Deputy Plant Manager of the Complex in November 1984. From April 1989 to September 1991, Mr. Zhou was Deputy Director of the Human Resource Department of China Petrochemical Corporation. In September 1991, Mr. Zhou became Deputy Secretary of Communist Party Committee of the Complex, and appointed Deputy Plant Manager of the Complex in March 1992. From June 1993 to April 1994, Mr. Zhou was appointed Vice President of Shanghai Petrochemical Company in charge of administration and human resources. In April 1994, Mr. Zhou was appointed Secretary of the Communist Party Committee of Sinopec Jinshan Industrial Company. From May 1997 to November 1999, he was came the Governor of Jinshan District of Shanghai. From November 1999 to April 2002 he was the Senior Advisor to Shanghai Jinshan District in November 1999. Mr. Zhou has extensive experience in business management and public administration management. He is a senior engineer.

Declarations made by the person who nominates the independent director of the Company

Sinopec Shanghai Petrochemical Company Limited (the “Company”), the nominating party, hereby makes a declaration to the public concerning the nominations of Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong, as independent directors of the Fifth Board of Directors of the Company (the “Candidates”). The Candidates do not have any relationship with the Company that will affect their independence. The details of the declarations are as follows:

The nominations are made upon thorough understanding of the professions, academic qualifications, titles, work experiences and all part-time positions of the Candidates (please find attached detailed Candidates’ resumes). The Candidates have agreed in writing to be independent directors of the Fifth Board of Directors of the Company. (The Declarations made by the proposed independent directors are attached hereto as an enclosure). The nominating party considers the Candidates:

1.	eligible to be directors of any listed company pursuant to the laws, administrative regulations and other relevant requirements;

2.	have fulfilled with the requirements of appointment for the position in accordance with the articles of association of the Company;

3.	satisfy the standard of independence as required by the “Guiding Opinions on the Establishment of the System of Independent Directors in the Listed Companies” issued by the China Securities Regulatory Commission:

1)	neither the Candidates, nor their immediate family members and major social associates work in the Company or any of its subsidiaries;

2)	neither the Candidates nor any of their immediate family members is a shareholder of this listed company who directly and indirectly holds 1% or more of the issued share capital of the Company, or among the top ten shareholders of the Company;

3)	neither the Candidates nor any of their immediate family members is working for any corporate shareholder which directly and indirectly holds 5% or more of the issued share capital of the Company, or for any of the top five corporate shareholders of the Company;

4)	the Candidates do not fall into any of the above 3 categories in the most recent year;

5)	the Candidates are not involved in the provision of financial, legal, management consultancy and technical consultancy services to the Company and its subsidiaries.

4.	do not act as independent directors for more than five listed companies, including the the Company.

The nominating party hereby warrants that the above declaration is true, complete and accurate and does not contain any false or misleading statement. The nominating party completely understands the possible consequence of providing a false statement.

The nominating party: Sinopec Shanghai Petrochemical Company Limited Board of Directors (sealed)

Shanghai, 28 April 2005

Declarations made by the candidates for the positions independent directors

Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong, the declarants, being nominated as independent directors of the Fifth Board of Director of Sinopec Shanghai Petrochemical Company Limited (the “Company), hereby declare to the public that there is no connection between the Company and the declarant that will affect their independence as independent directors of the Company. The specific declaration is as follows:

1.	Neither the declarants nor any of their immediate family members and major social associates works in the Company or any of its subsidiaries;

2.	Neither the declarants nor any of their immediate family members directly and indirectly holds 1% or more of the issued share capital of the Company;

3.	Neither the declarants nor any of their immediate family members is among the top ten shareholders of the Company;

4.	Neither the declarants nor any of their immediate family members works for any corporate shareholder which directly and indirectly holds 5% or more of the issued share capital of the Company;

5.	Neither the declarants nor any of their immediate family members works in the top five corporate shareholders of the Company;

6.	The declarants do not fall under any of the circumstances as described in the five items above in the recent year;

7.	The declarants are not involved in the provision of financial, legal, management consultancy or technical consultancy services to the Company or any of its subsidiaries;

8.	The declarants did not receive any undisclosed additional benefits from the Company, its substantial shareholders or other interested organizations and officers;

9.	The declarants fulfill the requirements of appointments for the positions in accordance with the Articles of Association.

In addition, the declarants have not been appointed as independent directors for more than five listed companies, including the Company.

The declarants fully understand the duties as independent directors and warrant that the above declaration is true, complete and accurate and does not contain any false or misleading statement. The declarants completely understand the possible consequence of providing a false statement. The Shanghai Stock Exchange may consider their eligibility and their independence in accordance with this declaration. During the terms of offices as the Company’s independent directors, the declarants shall comply with the regulations, requirements and notices issued by the China Securities Regulatory Commission and requirements of the listing rules of the Shanghai Stock Exchange and subject to the survelliance of the Shanghai Stock Exchange. We shall ensure that we have adequate time and effort to perform our duties. We shall make independent judgments without any influence from the substantial shareholders, actual effective controlling parties or other interested organizations or individuals.

The Declarants: Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong

Shanghai, 28 April 2005